UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                             ABLE LABORATORIES, INC.
                            (formerly Dynagen, Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   00371N 10 0
                                 (CUSIP Number)


                                  James C. Gale
           126 East 56th Street, 24th Floor, New York, New York 10022,
                                  212-907-0789
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 August 16, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00371N 10 0                13D                   Page 2 of 16 Pages


1        NAMES  OF  REPORTING  PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corporate Opportunities Fund, L.P.
             Corporate Opportunities Fund (Institutional), L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                    (a)  [X]
                                                                 (b)  [ ]


3        SEC  USE  ONLY


4        SOURCE OF FUNDS (See Instructions)        WC


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS  2(d)  or  2(E)     [  ]


6        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

              Delaware limited partnerships

NUMBER  OF                  7        SOLE  VOTING  POWER            25,437,363*
SHARES
BENEFICIALLY                8        SHARED  VOTING  POWER          None
OWNED  BY
EACH                        9        SOLE DISPOSITIVE POWER         25,437,363*
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              25,437,363*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  (See Instructions)    [   ]


13       PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

             16.58%*

14       TYPE  OF  REPORTING  PERSON  (See Instructions)          PN

*   Estimated as of August 16, 2001. See Item 3.

CUSIP NO. 00371N 10 0                13D                   Page 3 of 16 Pages


1        NAMES  OF  REPORTING  PERSONS/
         I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE PERSONS (ENTITIES ONLY)

             Corporate  Opportunities  Fund,  L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See  Instructions)                                  (a)  [X]
                                                                (b)  [ ]


3        SEC  USE  ONLY


4        SOURCE  OF  FUNDS  (See  Instructions)     WC


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS  2(d)  or  2(E)     [  ]


6        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

              Delaware  limited  partnership

NUMBER  OF                  7        SOLE  VOTING  POWER           21,227,479*
SHARES
BENEFICIALLY                8        SHARED  VOTING  POWER         None
OWNED  BY
EACH                        9        SOLE DISPOSITIVE POWER        21,227,479*
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11       AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

              21,227,479*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  (See  Instructions)    [   ]


13       PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

              14.23%*

14       TYPE OF REPORTING PERSON (See Instructions)           PN


*   Estimated as of August 16, 2001. See Item 3.

CUSIP NO. 00371N 10 0                13D                   Page 4 of 16 Pages


1        NAMES  OF  REPORTING  PERSONS/
         I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

             Corporate  Opportunities  Fund  (Institutional),  L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)                                  (a)  [X]
                                                                 (b)  [  ]


3        SEC  USE  ONLY


4        SOURCE  OF  FUNDS  (See  Instructions)     WC


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS  2(d)  or  2(E)     [  ]


6        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

              Delaware  limited  partnerships

NUMBER  OF                  7        SOLE  VOTING  POWER           4,209,883*
SHARES
BENEFICIALLY                8        SHARED  VOTING  POWER         None
OWNED  BY
EACH                        9        SOLE  DISPOSITIVE POWER       4,209,883*
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11       AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

              4,209,883*

12       CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES CERTAIN
         SHARES  (See  Instructions)    [    ]


13       PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

              3.18%*

14       TYPE  OF  REPORTING  PERSON  (See Instructions)          PN


*   Estimated as of August 16, 2001. See Item 3.

CUSIP NO. 00371N 10 0                13D                   Page 5 of 16 Pages


1        NAMES  OF  REPORTING  PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

              SMM  Corporate  Management,  LLC


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See  Instructions)                                  (a)  [  ]
                                                               (b)  [  ]


3        SEC  USE  ONLY


4        SOURCE  OF  FUNDS  (See  Instructions)

              WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS  2(d)  or  2(E)     [  ]



6        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

              Delaware  limited  liability  company


NUMBER  OF                  7        SOLE  VOTING  POWER           25,437,363*
SHARES
BENEFICIALLY                8        SHARED  VOTING  POWER         None
OWNED  BY
EACH                        9        SOLE DISPOSITIVE POWER        25,437,363*
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              25,437,363*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  (See  Instructions)    [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        16.58%*


14       TYPE OF REPORTING PERSON (See Instructions)               OO

*   Estimated as of August 16, 2001. See Item 3.

CUSIP NO. 00371N 10 0                13D                   Page 6 of 16 Pages


1        NAMES  OF  REPORTING  PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Sanders  Morris  Harris  Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                    (a)  [  ]
                                                                 (b)  [  ]


3        SEC  USE  ONLY


4        SOURCE OF FUNDS  (See Instructions)

              WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS  2(d)  or  2(E)     [  ]


6        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

              Texas

NUMBER  OF                  7        SOLE  VOTING  POWER           25,437,363*
SHARES
BENEFICIALLY                8        SHARED  VOTING  POWER         None
OWNED  BY
EACH                        9        SOLE DISPOSITIVE POWER        25,437,363*
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              25,437,363*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  (See  Instructions)    [    ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          16.58%


14       TYPE OF REPORTING PERSON (See Instructions)                 CO


*   Estimted as of August 16, 2001. See Item 3.

CUSIP NO. 00371N 10 0                13D                   Page 7 of 16 Pages


1        NAMES  OF  REPORTING  PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              James  C.  Gale


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                    (a)  [  ]
                                                                 (b)  [  ]


3        SEC  USE  ONLY


4        SOURCE  OF  FUNDS  (See  Instructions)

              WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS  2(d)  or  2(E)     [  ]


6        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

              United  States

NUMBER  OF                  7        SOLE  VOTING  POWER           27,227,479*
SHARES
BENEFICIALLY                8        SHARED  VOTING  POWER         None
OWNED  BY
EACH                        9        SOLE DISPOSITIVE POWER        27,227,479*
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              27,227,479*


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  (See Instructions)    [    ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          17.72%*


14       TYPE OF REPORTING PERSON (See Instructions)                 IN


*   Estimated as of August 16, 2001. See Item 3.

CUSIP NO. 00371N 10 0                13D                   Page 8 of 16 Pages


Item  1.  Security  and  Issuer.

     This statement relates to the common stock, $.01 par value (the "Shares"), of Able Laboratories, Inc., a Delaware corporation(formerly known as Dynagen, Inc.). The principal executive office of the issuer of such securities is located at 200 Highland Avenue, Suite 301, Needham, Massachusetts 02494.

Item  2.  Identity  and  Background.

     Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. (the "Funds") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     SMM Corporate Management, LLC (the "General Partner") is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     Sanders Morris Harris Inc. is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 3100 Chase Tower, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris. Sanders Morris Harris Inc. is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation ("SMH Group"). Sanders Morris Harris is a registered broker/dealer.

     Sanders Morris Harris Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

     James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States.

     Ben T. Morris is a Manager of the General Partner and President and a director of Sanders Morris Harris Inc. The address of his principal office is 3100 Chase Tower, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP NO. 00371N 10 0                13D                   Page 9 of 16 Pages

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

     On August 16, 2001, Corporate Opportunities Fund, L.P. purchased 25,025 shares of the Series Q Preferred Stock, $.01 par value ("Series Q Preferred"), of the Issuer for an aggregate consideration of $2,502,500 and Corporate Opportunities Fund (Institutional), L.P. purchased 4,965 shares of Series Q Preferred for an aggregate consideration of $496,500. The source of these funds was working capital of the Funds. A total of 61,150 shares of Series Q Preferred were issued. The Series Q Preferred shares origionally issued and outstanding are generally convertible as a group into the number of shares equal to the product of (a) the quotient obtained by dividing (i) the number of outstanding shares of Common Stock (assuming conversion of all outstanding convertible securities of the Issuer) by (ii) 0.75 times (b) 0.25. As of August 16, 2001, it is estimated that each share of Series Q Preferred was convertible into approximately 847.91 shares of Common Stock. The conversion ratio for the Series Q Preferred is subject to fluctuation on a daily basis since the number of shares issuable assumes conversion of all outstanding shares of the Series L, N, O, and P convertible preferred stock of the Issuer and the number of shares issuable upon conversion of such securities is based a percentage of the average closing price of the Issuer's Common Stock for a specified period prior to the date of conversion. To the extent that the closing price of the Common Stock fluctuates, the conversion ratio of the Series Q Preferred will also fluctuate so long as any convertible securities with floating conversion prices remain outstanding. At such time as all of the shares of Series L, N, O, and P preferred stock of the Issuer have been converted or redeemed, the conversion ratio of the Series Q Preferred will be fixed. If all outstanding shares of Series L, N, O, and P preferred stock were converted, the percentage of the outstanding Common Stock of the Issuer owned by the Funds would be 12.26%.

Item  4.  Purpose  of  Transaction.

     The Funds acquired the 30,000 shares of Series Q Preferred for general investment purposes.

     The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Dividends on the Series Q Preferred accrue at a rate of 8.00% per annum based on the original purchase price of $100 per share, and are payable semi-annually provided that the Issuer reports a positive operating profit for such period. The Series Q Preferred ranks on a parity with the Series N and O preferred stock of the Issuer and senior to all other outstanding series of preferred stock of the Issuer as to dividends. All dividends on the Series Q Preferred must be paid prior to payment of any dividends on the Common Stock.

CUSIP NO. 00371N 10 0                13D                   Page 10 of 16 Pages

The Series Q Preferred has parity with the Series O Preferred Stock in distributions upon any liquidation or dissolution of the Issuer, and is senior in rank to all other series of preferred stock and to the Common Stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, all the Series Q Preferred votes on an as converted basis together with the Common Stock as a single class (with each share of Series Q Preferred Stock casting a number of votes equal to the number of shares of Common Stock into which it is convertible).

     For so long as at least 50% of the shares of Series Q Preferred originally issued remain outstanding, during any period in which one or more conditions described below shall exist, the holders of Series Q Preferred are entitled tom elect a majority of the directors of the Issuer. The conditions include: (1) default by the Issuer on any material amount of indebtedness, (2) failure to convert the Series Q Preferred in accordance with its terms, and (3) failure of the Issuer to report positive operating profits for any two fiscal quarters during any fiscal year beginning Janaury 1, 2002.

     The shares of Series Q Preferred are subject to mandatory early conversion into shares of Common Stock, in whole or in part, subsequent to August 16, 2006 if no convertible securities issued by the Issuer with floating conversion rates are outstanding, and upon certain other in specified events.

     Subject to the foregoing, the Funds have acquired all securities of the Issuer that they presently own as an investment. The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

CUSIP NO. 00371N 10 0                13D                   Page 11 of 16 Pages

Item  5.  Interest  in  Securities  of  the  Issuer.

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                    Aggregate Number of   Percentage of
Beneficial Owner                        Shares Owned          Class

Corporate Opportunities Fund, L.P.     21,277,479(1)          14.23
Corporate Opportunities Fund
     (Institutional), L.P.              4,209,883(2)          3.18
Corporate Opportunities Fund, L.P.
     and Corporate Opportunities
     Fund (Institutional), L.P.        25,437,363(3)          16.58
SMM Corporate Management, LLC          25,437,363(4)          16.58
Sanders Morris Harris Inc.             25,437,363(5)          16.58
James C. Gale                          27,557,143(6)          17.72

(1) Includes 25,035 shares of Series Q Preferred that are immediately convertible into Common Stock. On August 16, 2001, the conversion ratio was approximately 847.9121 shares of Common Stock for each share of Series Q Preferred.

(2) Includes 4,965 shares of Series Q Preferred that are immediately convertible into Common Stock. On August 16, 2001, the conversion ratio was approximately 847.9121 shares of Common Stock for each share of Series Q Preferred.

(3) Includes 30,000 shares of Series Q Preferred that are immediately convertible into Common Stock. On August 16, 2001, the conversion ratio was approximately 847.9121 shares of Common Stock for each share of Series Q Preferred.

(4)  Includes  shares  benefically  owned  by  the  Funds.

(5) Includes shares beneficially owned by the Funds and SMM Corporate Management, LLC.

(6) Includes 30,000 shares of Series Q Preferred benefically owned by the Funds and SMM Corporate Management, LLC and 2,500 shares of Series Q Preferred beneficially owned by Mr. Gale. On August 16, 2001, the conversion ratio was approximately 847.9121 shares of Common Stock for each share of Series Q Preferred.

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to
Item  2  do  not  beneficially  own  any  shares  of Common Stock of the Issuer.

CUSIP NO. 00371N 10 0                13D                   Page 12 of 16 Pages

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D.

     (d) The Funds have the right to receive all dividends on the Series Q Preferred.

     (e)     Not  applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the issuance of the Series Q Preferred, the Issuer extended certain registration rights to the Funds, which obligate the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of the Series Q Preferred within 180 days, and to maintain the effectiveness of such registration statement until two years after it is declared effective.

     See Item 4 for a description of voting rights applicable to the Series Preferred, which information is incorporated herein by reference.

     Except as stated herein, none of the Funds, SMM Corporate Management, LLC, nor Sanders Morris Harris, nor, to the best of the knowledge of the Funds, any of the executive officers or directors listed on Annex A or A-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.


Item  7.  Material  to  be  Filed  as  Exhibits.

Exhibit   Title

  A       Joint  Filing  Agreement

  B Certificate of Designations, Preferences and Rights of Series Q Convertible Preferred Stock dated as of August 15, 2001.

  C Stock Purchase Agreement dated as of August 16, 2001, between the Issuer and the purchasers of Series Q Preferred.

  D Registration Rights Agreement dated as of August 16, 2001, between the Issuer and the purchasers of Series Q Preferred.

CUSIP NO. 00371N 10 0                13D                   Page 13 of 16 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  August 26, 2001

                                          Corporate Opportunities Fund, L.P.
                                          Corporate  Opportunities  Fund
                                                (Institutional),  L.P.

                                          By:  SMM Corporate Management, LLC



                                          By      /s/  James C. Gale
                                            ------------------------------------
                                             James  C.  Gale,  Manager



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 00371N 10 0                13D                   Page 14 of 16 Pages

                                                       EXHIBIT A TO SCHEDULE 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  August 26, 2001

Signatures:

SMM  Corporate  Management,  LLC



By     /s/  James  C.  Gale
  ----------------------------------
Name:  James  C.  Gale
Title:  Manager and Chief Investment Officer


Sanders  Morris  Harris  Inc.


By     /s/  James  C.  Gale
  ----------------------------------
Name:  James  C.  Gale
Title:  Managing  Director



     /s/  James  C.  Gale
------------------------------------
James  C.  Gale


---------------
Each Reporting Person certifies only the information in Item4 regarding, himself or itself, as the case may be.

CUSIP NO. 00371N 10 0                13D                   Page 15 of 16 Pages

                                                                      Appendix A


                      Directors and Executive Officers of
                           Sanders Morris Harris Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                              Present Principal Occupation or Employment;
Name                                   Business  Address
----                                   -----------------

Don  A.  Sanders             Chairman  of the Executive Committee and Director
Ben  T.  Morris              President,  Chief  Executive Officer, and Director
George  L.  Ball             Chairman  of  the  Board
Titus  H. Harris, Jr.        Director  and  Executive  Vice  President
Richard C. Webb              Director  and  Executive  Vice  President
Anthony J. Barton            Director  and  Executive  Vice  President
Robert E. Garrison II        Director,  Chairman and CEO of Pinnacle Global
                             Group
Stephen M. Reckling          Director, Chairman and CEO of Pinnacle Management &
                             Trust  Co.
Peter  M. Badger             Director  and President of Fixed Income Division
R.  Larry Kinney             Director  and  Director  of  Trading  Activities
Richard  D. Grimes           Executive  Vice  President
Howard  Y. Wong              Chief  Financial  Officer  and  Treasurer
Sandy  Williams              Secretary

CUSIP NO. 00371N 10 0                13D                   Page 16 of 16 Pages

                                                                    Appendix A-1

                      Directors and Executive Officers of
                        Sanders Morris Harris Group Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houstron, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


                               Present Principal Occupation or Employment;
Name                                       Business  Address
----                                       -----------------

Robert E. Garrison II          President  and  Chief  Executive  Officer
Donald R. Campbell             Vice  Chairman
Titus H. Harris, Jr.           Chairman  of  the  Board
Don  A. Sanders                Director, Chairman of the Executive Committee of
                               Sanders Morris Harris
Ben  T.  Morris                Director,  President and CEO of Sanders Morris
                               Harris
George  L.  Ball               Director  and  Chairman  of  the Board of Sanders
                               Morris  Harris
Peter  W.  Badger              Director  and President of Fixed Income Division
Stephen  M.  Reckling          Director,  Chairman  and  CEO  of  Pinnacle
                               Management & Trust Co.
Richard  C.  Webb              Director,  Executive  Vice  President of Sanders
                               Morris  Harris
W.  Blair  Waltrip             Director,  private  investor
John  H.  Styles               Director,  private  investor

                                                       EXHIBIT B TO SCHEDULE 13D

                             ABLE LABORATORIES, INC.

                    CERTIFICATE OF DESIGNATIONS, PREFERENCES

               AND RIGHTS OF SERIES Q CONVERTIBLE PREFERRED STOCK


     The undersigned officer of Able Laboratories, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that, pursuant to authority conferred by the Certificate of Incorporation, as amended to date, and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of Able Laboratories, Inc., on August 8, 2001 adopted a resolution providing for certain powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of certain shares of Series Q Convertible Preferred Stock, $.01 par value, of the Corporation, which resolution is as follows:

     RESOLVED: That, pursuant to the authority vested in the Board of Directors of the Corporation and in accordance with the General Corporation Law of the State of Delaware and the provisions of the Corporation's Certificate of Incorporation, a series of 65,000 shares of the class of authorized Preferred Stock, par value $0.01 per share, of the Corporation is hereby created as the Series Q Convertible Preferred Stock, and the designation and number of shares thereof and the voting powers, preferences and relative, participating, option, and other special rights and the qualifications, limitations, and restrictions thereof, are as set forth on Exhibit A attached hereto.
                                   ----------

     EXECUTED as of this 15th day of August, 2001.

                                            ABLE  LABORATORIES,  INC.



                                            By:  /s/  Dhananjay  G.  Wadekar
                                                 ---------------------------
                                                 Dhananjay  G.  Wadekar
                                                 President

                                    EXHIBIT A
                                    ---------


(a)       Description and Designation of Series Q Convertible Preferred Stock
          -------------------------------------------------------------------

     1.   Designation  and  Definitions.
          -----------------------------

          (a)  Designation.  A  total  of  65,000  shares  of  the Corporation's
               -----------
previously undesignated Preferred Stock, $.01 par value, shall be designated as the "Series Q Convertible Preferred Stock" (the "Series Q Stock"). The original
                                                  --------------
issue  price  per share of the Series Q Stock shall be $100 (the "Original Issue
                                                                  --------------
Price").
-----

               (i)  Certain  Definitions.  As  used herein, the following terms,
                    --------------------
unless  the  context otherwise requires, have the following respective meanings:

               (ii)  "Asset  Transfer" means the sale, lease, exchange, or other
                      ---------------
transfer of all or 50% or more of the assets of the Corporation in one or a series of related transactions.

               (iii) "Business Day" means a day on which the Nasdaq Stock Market
                      ------------
is open for trading and that is neither a Saturday, Sunday nor any other day on which banks in the City of New York are authorized by law to close.

               (iv)  "Change  in  Control  Transaction"  means the occurrence of
                      --------------------------------
either (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended) of effective control (whether through legal or beneficial ownership of capital stock of the Corporation, by contract or otherwise) of in excess of 50% of the voting securities of the Corporation that it is not approved by the Board of Directors of the Corporation or (ii) a replacement at one time or over time of more than one-half of the members of the Corporation's Board of Directors that is not approved by a majority of those individuals who are members of the Board of Directors on the date hereof (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof. Notwithstanding the foregoing, a "Change in Control Transaction" shall not include any increase in the number of directors in connection with the occurrence of a "Voting Period" as defined in Section 4 below.

               (v)  "Common  Stock"  means  the common stock, par value $.01 per
                     -------------
share,  of  the  Corporation.

               (vi) "Common Stock Issuable Per Share" on an applicable Conversion Date or the Conversion Determination Date means the quotient of the Total Common Stock Issuable divided by the total number of shares of Series Q
Stock  issued  and  outstanding  as  of  the  Original  Issue  Date.

               (vii)  "Conversion  Date"  means  (i) in the case of a conversion
                       ----------------
upon the request of a holder of Series Q Stock, 3 days after the Conversion Notice Date, and (ii) in the case of a conversion upon the request of the Corporation, the Conversion Notice Date.

               (viii) "Conversion Determination Date" means the date on which no
                       -----------------------------
Floating  Rate  Convertibles  are  issued  or  outstanding.

               (ix)  "Conversion  Notice  Date" means (i) each date on which the
                      ------------------------
Corporation  receives by telecopy written notice in accordance with Section 5(i)
                                                                    ------------
hereof from a holder of Series Q Stock that such holder elects to convert shares of its Series Q Stock, or (ii) the date on which the Corporation gives by telecopy written notice to holders of Series Q Stock to convert shares of Series Q Stock.

               (x)  "Conversion  Price" means the quotient of the Original Issue
                     -----------------
Price  divided  by  the  Common  Stock  Issuable  Per  Share

               (xi)  "Conversion  Ratio"  means,  at  any  time,  a fraction the
                      -----------------
numerator of which is the Original Issue Price and the denominator of which is the Conversion Price at such time.

               (xii)  "Event of Default" means the occurrence of any one or more
                       ----------------
of  the  following  events:

                    (a) The Corporation shall default in the payment of any amounts owed under the Series Q Stock and the same shall continue for a period of ten days;

                    (b) Any of the representations or warranties made by the Corporation in any Transaction Document (as defined in the Purchase Agreement) shall be false or misleading in any material respect at the time made;

                    (c) The Corporation fails to issue shares of Common Stock to the holder of Series Q Stock or to cause its transfer agent to issue shares of Common Stock upon conversion of the Series Q Stock in accordance with the terms of the Series Q Stock, fails to transfer any certificate for shares of Common Stock issued to the holder upon conversion of the Series Q Stock and when required by the terms of the Series Q Stock or any Transaction Document, and such transfer is otherwise lawful, or fails to remove any restrictive legend or to cause its transfer agent to transfer any certificate or any shares of Common Stock issued to the holder upon conversion of the Series Q Stock as and when required by the terms of the Series Q Stock or any Transaction Document, and such legend removal is otherwise lawful, and any such failure continues uncured for five Business Days;

                    (d) The Corporation fails to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement, or obligation of the Series Q Stock for a period of 30 days after written notice from a holder of such failure;

                    (e) The Corporation fails to perform or observe, in any material respect, any covenant, term, provision, condition, agreement, or obligation of the Company under the Purchase Agreement or any other Transaction Document and such failure continues uncured for 30 days after written notice from a holder of such failure;

                    (f) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Corporation and shall not be dismissed within 60 days thereafter;

                    (g) Any money judgment, writ or warrant of attachment, or similar process in excess of $500,000 in the aggregate shall be entered or filed against the Corporation or any of its properties or other assets and shall remain unpaid, unvacated, unbonded, or unstayed for a period of 60 days or in any event later than five days prior to the date of any proposed sale thereunder;

                    (h) The Common Stock is suspended or delisted from trading on the Nasdaq OTC Bulletin Board for in excess of five consecutive Trading Days; or

                    (i)  A  Change  in  Control Transaction shall have occurred.

               (xiii)  "Excluded  Stock" means (i) shares of Common Stock issued
                        ---------------
upon conversion of the Series Q Stock; (ii) shares of Common Stock and/or options, warrants or other Common Stock purchase rights, and the Common Stock issued pursuant to such options, warrants or other rights issued after the Original Issue Date to employees, officers, or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to any incentive or bonus plan or any similar plan or arrangement adopted by the Board of Directors providing for the issuance of such securities or rights; (iii) shares of Common Stock issued pursuant to the exercise of options, warrants, purchase rights, or convertible securities (other than Floating Rate Convertibles) outstanding as of the Original Issue Date; (iv) shares of Common Stock issued pursuant to a stock split, combination, dividend or distribution pursuant to Section 5(c)(ii) or
(iii); (v) shares of Common Stock issued for consideration other than cash pursuant to a merger, consolidation, acquisition, or similar business combination approved by the Board of Directors; (vi) shares of Common Stock issued in connection with any other transaction approved by holders of at least a majority of the outstanding shares of Series Q Stock (voting on an as converted basis as of the date of such vote); or (vii) any equity securities issued to any bank, equipment lessor, or equipment vendor pursuant to a financing agreement that is not for equity financing purposes and that is approved by the Board of Directors.

               (xiv)  "Floating  Rate  Convertibles"  means  shares of Preferred
                       ----------------------------
Stock of the Corporation that are convertible into shares of Common Stock on terms other than a fixed price per share or a fixed number of shares. Floating Rate Convertibles shall not include the Series Q Stock.

               (xv)  "Fundamental  Change" means: (i) an Asset Transfer, or (ii)
                      -------------------
any merger or consolidation to which the Corporation is a party. Notwithstanding the foregoing, the following shall not be a Fundamental Change: a merger or consolidation (a) to which the Corporation is a party; (b) in which it is the surviving corporation and there is no resulting reclassification of the outstanding Common Stock; and (c) after giving effect to which, persons who were, immediately before the consummation or closing of such merger or consolidation, holders of outstanding Common Stock will be the direct or indirect owners of securities of the Corporation possessing, on a fully diluted basis, at least 51% of the voting power of all voting securities of the Corporation (excluding, for purposes of such computation, any such person who is also a party to such merger or consolidation).

               (xvi)  "Operating  Profit"  means the net of (1) revenue less (2)
                       -----------------
cost of goods sold plus selling, general and administrative expenses, depreciation and research and development costs (certain research and development costs shall be agreed to by the Corporation and the holders of at least 50% of the then outstanding shares of Series Q Stock) determined in accordance with generally accepted accounting principles applied in a manner consistent with the manner in which the Corporation's annual audited financial statements filed with the Securities and Exchange Commission are prepared.

               (xvii) "Original Issue Date" means the date of the closing of the
                       -------------------
"Purchase  Agreement,"  as  defined  below.

               (xviii) "Outstanding Shares" means the number of shares of Common
                        ------------------
Stock issued and outstanding plus the total number of shares issuable upon conversion or exercise of all outstanding convertible securities, excluding shares of Excluded Stock. The term "Outstanding Shares" shall be deemed to include shares of Common Stock issued or issuable upon conversion of convertible securities issued for the purpose of redeeming Floating Rate Convertibles, notwithstanding the definition of "Excluded Stock" above. If a holder of Series Q Stock converts any shares of Series Q Stock prior to the Conversion Determination Date then the number of Outstanding Shares shall be calculated by the Company for the purpose of the conversion as provided above assuming that all Floating Rate Convertibles had been converted on the Trading Day immediately prior to the Conversion Notice Date, provided, that the Conversion Price applicable to such holder shall be subject to later adjustment pursuant to the following sentence. The Outstanding Shares shall be fixed at the number calculated on the Conversion Determination Date pursuant to this section, subject to adjustment as provided in Section 5, and such number shall be used as
                                     ---------
the number of Outstanding Shares for all future determinations of the Conversion Price; the Conversion Price of shares of Series Q Stock held by any holder that has converted any shares of Series Q Stock prior to the Conversion Determination

Date shall be adjusted to yield the applicable aggregate number of shares of Common Stock upon conversion of the remaining shares of Series Q Stock held by the holder, as if all shares of Series Q Stock had been converted by the holder after the Conversion Determination Date. If a holder has already converted all shares of Series Q Stock before the Conversion Determination Date then the Company shall after the Conversion Determination Date issue to the holder such additional number of shares of Common Stock as may be necessary to produce the aggregate number of shares of Common Stock as contemplated by the previous sentence.

               (xix)  "Preferred  Stock"  means  the  preferred stock, par value
                       ----------------
$0.01  per  share,  of  the  Corporation.

               (xx)  "Purchase  Agreement"  means  the  Stock Purchase Agreement
                      -------------------
dated August 16, 2001, between the Corporation and the purchasers of the Series Q Stock.

               (xxi)  "Total Common Stock Issuable" means the product of (i) the
                       ---------------------------
quotient obtained by dividing (a) the number of Outstanding Shares as of the earlier of an applicable Conversion Date or the Conversion Determination Date by
(b) 0.75 times(ii) 0.25. The calculation of Total Common Stock Issuable is based
         -----
upon 60,000 shares of Series Q Preferred Stock issued pursuant to the Purchase Agreement and the equation contained in the foregoing sentence shall be adjusted appropriately to account for a larger or smaller number of shares of Series Q Preferred Stock actually being issued.

               (xxii)  "Trading  Day" means a day on which the NASD OTC Bulletin
                        ------------
Board (or such other trading system then in use by the National Association of Securities Dealers, Inc.), is open for the transaction of business, or, if the Common Stock is not listed or admitted to a trading system then in use by the National Association of Securities Dealers, Inc. but is trading on any securities exchange, a day on which such securities exchange is open for the transaction of business; or, if the foregoing does not apply, any Business Day.

     2.     Dividends.  Except  as  expressly  provided  herein  the  holders of
            ---------
shares  of  Series  Q  Stock  shall  not  be  entitled  to  dividends.

          (a) The holders of Series Q Stock, in preference to the holders of the Corporation's Common Stock and Series L and Series P Preferred Stock and in parity with and in accordance with the terms of the Series N and Series O Preferred Stock, shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds that are legally available therefor, cash dividends on each outstanding share of Series Q Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) at an annual rate per share equal to eight percent (8%) of the original purchase price of $100 per share of the Series Q Stock (which amount shall be subject to adjustment whenever there shall occur a stock split, combination, reclassification or other similar event involving the Series Q Preferred Stock) (the "Series Q Dividends"). The Series Q Dividends shall be payable before any dividends (whether in cash or property) on any shares of Common Stock shall be declared or paid or set apart for payment. The Series Q Stock shall rank senior as to dividends to all other series of preferred stock outstanding as of the date of filing of this Certificate of Designations other than Series N Preferred Stock and Series O Preferred Stock, and shall rank on a parity as to dividends with the Series N Preferred Stock and Series O Preferred Stock. The Series Q Dividends shall be paid semiannually within thirty (30) days of the end of each of the second and fourth quarter, provided, that the Corporation reports a positive Operating Profit for such period. If the Corporation does not report a positive Operating Profit for such semiannual period the Series Q Dividends shall accrue and shall become payable within thirty (30) days of the end of the next semiannual period in which the Corporation reports a positive Operating Profit. The Series Q Dividends shall be deemed to accrue and be cumulative, whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. If Series Q Dividends in respect of any prior or current semiannual dividend period shall not have been declared and paid or if there shall not have been a sum sufficient for the payment thereof set apart, the deficiency shall first be fully paid before (ii) any dividend or other distribution in cash or other property shall be paid or declared and set apart with respect to the Corporation's Common Stock or any class or series of the Corporation's capital stock ranking junior to the Series Q Stock, now or hereafter outstanding or (ii) purchase or redemption of any stock ranking junior to or on a parity with the Series Q Preferred Stock as to dividends or on liquidation, now or hereafter outstanding. Upon any conversion of the Series Q Stock, all accumulated and unpaid Series Q Dividends, whether or not declared, since the date of issue up to and including Conversion Date thereof, shall be paid by the Corporation.

          The provisions of this Section 2(a) shall not, however, apply to (i) a dividend payable in Common Stock, or (ii) any repurchase of any outstanding securities of the Corporation that is unanimously approved by the Corporation's Board of Directors.

          (b)  Declared  Dividends  on  Common  Stock. If the Board of Directors
               --------------------------------------
shall declare a cash dividend payable upon the then outstanding shares of Common Stock, the holders of the Series Q Stock shall be entitled to the amount of cash dividends on the Series Q Stock as would be declared payable on the number of whole shares of Common Stock into which the shares of Series Q Stock held by each holder thereof could be converted pursuant to the provisions of Section 5
                                                                       ---------
hereof, such number determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend. Such determination of "whole shares" shall be based upon the aggregate number of shares of Series Q Stock held by each holder, and not upon each share of Series Q Stock so held by the holder.

          (c)  Dividends on Other Securities. The Board of Directors may declare
               -----------------------------
and the Corporation may pay or set apart for payment, or cause the accrual of, stated or cumulative dividends and other distributions on any other series of Preferred Stock ranking on a parity with or senior to the Series Q Preferred Stock, and may purchase or otherwise redeem any of the same (or any warrants, rights, options or other securities exercisable therefor or convertible or exchangeable therein), and the holders of Series Q Stock shall not be entitled to share therein.

     3.   Liquidation,  Dissolution  or  Winding  Up.
          ------------------------------------------

          (a)  Treatment at Liquidation, Dissolution or Winding Up. In the event
               ---------------------------------------------------
of  any  liquidation,  dissolution  or  winding  up  of the Corporation, whether voluntary or involuntary, or in the event of its insolvency, before any distribution or payment is made to any holders of Common Stock or any other class or series of capital stock of the Corporation designated to be junior to the Series Q Stock, and subject to the liquidation rights and preferences of any class or series of Preferred Stock designated by the Board of Directors to be senior to or on a parity with the Series Q Stock with respect to liquidation preferences, the holder of each share of Series Q Stock shall be entitled to be paid first out of the assets of the Corporation available for distribution to holders of the Corporation's capital stock of all classes, whether such assets are capital, surplus or earnings, an amount equal to the Original Issue Price per share of Series Q Stock held by any holder plus all accrued but unpaid dividends (the "Liquidation Value"). For purposes hereof, the Series Q Stock
                  ------------------
shall rank on liquidation on parity with the Series O Preferred Stock, and senior to the Common Stock. Subject to the foregoing sentence, the Series Q Stock shall rank on liquidation senior to all other classes of Preferred Stock outstanding on the Original Issue Date.

     If, upon liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Series Q Stock the full amount to which they otherwise would be entitled, the holders of Series Q Stock shall share ratably in any distribution of available assets pro rata in proportion to
                                                       --- ----
the respective liquidation preference amounts that would otherwise be payable upon liquidation with respect to the outstanding shares of the Series Q Stock if all liquidation preference amounts with respect to such shares were paid in full, based upon the aggregate Liquidation Value payable upon all shares of Series Q Stock then outstanding.

     After such payment shall have been made in full to the holders of the Series Q Stock, or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of holders of the Series Q Stock so as to be available for such payment, the remaining assets available for distribution shall be distributed ratably among the holders of the Common Stock and any class or series of capital stock designated to be junior to the Series Q Stock (if any) in right of payment upon any liquidation, dissolution or winding up of the Corporation.

     The amounts set forth above shall be subject to equitable adjustment by the Board of Directors whenever there shall occur a stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event involving a change in the capital structure of the Series Q Stock.

          (b) Distributions Other Than Cash. Whenever the distributions provided
              -----------------------------
for in this Section shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors. All distributions (including distributions other than cash) made hereunder shall be made pro rata to the
                                                                 --- ----
holders  of  Series  Q  Stock.

          (c)  Events  Not Deemed A Liquidation. A Fundamental Change other than
               -----------------------------
an Asset Transfer will not be deemed to be a liquidation, dissolution or winding up of the Corporation under this Section 3. For purposes of this Section 3, a
                                    ---------                       ---------
liquidation, dissolution, or winding up of the Corporation shall be deemed to be occasioned by, or to include, an Asset Transfer. The occurrence of an Asset Transfer shall entitle the holders of Series Q Stock to receive at the closing in cash, securities, or other property (valued as provided in paragraph 3(b) above) the respective amounts as specified in paragraph 3(a) in liquidation of their Series Q Stock, unless the holders of a majority of the outstanding shares of Series Q Stock, voting separately as a class, affirmatively vote that such transaction shall not be deemed to be a liquidation, dissolution, or winding up of the Corporation under this Section 3.
                                   ----------

          (d) Notice. Written notice of any liquidation, dissolution, or winding
              ------
up of the Corporation, stating the payment date or dates when and the place or places where the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not less than 10 days prior to any payment date stated therein, to the holders of record of the Series Q Stock at their respective addresses as the same shall appear on the stock records of the Corporation.

     4.   Voting  Power.
          -------------

          (a)  General.  Except  as  expressly  provided in this Section 4 or as
               -------                                           ---------
otherwise required by the General Corporation Law of the State of Delaware, each holder of Series Q Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the number of whole shares of Common Stock into which such holder's shares of Series Q Stock could be converted, pursuant to the provisions of Section 5 hereof, at the record date for the
                                   ----------
determination of stockholders entitled to vote on any matter or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Except as otherwise required by law, the holders of shares of Series Q Stock and Common Stock shall vote together (or render written consent in lieu of a vote) as a single class on all matters submitted to the stockholders of the Corporation. The determination as to the number of "whole shares" shall be based upon the aggregate number of shares of Series Q Stock held by each holder, not upon each share of Series Q Stock so held by the holder. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half being rounded upward).

          (b)  Special  Right to Elect Directors. For as long as at least 50% of
               ---------------------------------
the shares of Series Q Stock originally issued remain outstanding, during any period in which any one or more of the conditions described below shall exist (such period being referred to herein as a "Voting Period"), the number of directors constituting the Board of Directors of the Corporation shall be automatically increased by the smallest number that would constitute a majority of the Board of Directors as so increased by such smallest number; and the holders of shares of Series Q Stock shall be entitled, voting separately as a class (to the exclusion of the holders of all other securities and classes of capital stock of the Corporation), to elect such smallest number of additional directors (the "Series Q Directors"). A Voting Period shall commence:

               (i) if at any time the Corporation has received a notice of default on the payment of principal or interest on any material amount of any of its indebtedness, which default has not been not cured within any applicable cure period set forth in the instrument evidencing such indebtedness or if there is no such period, within sixty (60) days of receipt by the Corporation of notice of the same;

               (ii) if the Corporation has failed to convert the Series Q Stock when required pursuant to the terms of this Certificate of Designations, and such failure remains uncured ten (10) days after receipt by the Corporation of notice of the same;

               (iii) if the Corporation has failed to report positive Operating Profits for any two fiscal quarters during the fiscal year beginning January 1, 2002; or

               (iv) if the Corporation has defaulted in any material respect in one or more provisions of this Certificate of Designations or the Purchase Agreement, which default has not been cured within sixty (60) days of receipt by the Corporation of notice of the same.

Upon termination of a Voting Period, the voting rights described in this Section
                                                                         -------
4(b) shall automatically terminate, subject always, however, to the revesting of
----
such voting rights in the holders of Series Q Stock upon the commencement of another Voting Period upon a new occurrence of any of the events described in this Section 4(b).
      -------------

               (c)  Voting  Procedures.  As  soon  as  practicable  after  the
                    ------------------
commencement  of  a  Voting Period as described in Section 4(b), the Corporation
                                                   ------------
shall call a special meeting of holders of Series Q Stock and mail a notice of such special meeting to such holders, such meeting to be held not less than 10 nor more than 20 days after the date of mailing of such notice. If the Corporation fails to send such notice or does not call such a special meeting, the meeting may be called by any such holder on like notice. The record date for determining the holders entitled to notice of and to vote at such special meeting shall be the close of business on the fifth Business Day preceding the day on which such notice is mailed. At any such special meeting and at each meeting of stockholder held for the purpose of electing directors during a Voting Period, the holders of Series Q Stock, voting together as a class (to the exclusion of the holders of all other securities and classes of capital stock of the Corporation), shall be entitled to elect the Series Q Directors by a plurality of the votes cast.

     The terms of office of all persons who are directors of the Corporation at the time of a special meeting of holders of Series Q Stock to elect directors shall continue, notwithstanding the election at such meeting by such holders of the number of directors that they are entitled to elect, and the persons so elected by such holders and the remaining incumbent directors elected by the holders of the Common Stock and other series of Preferred Stock, if any, shall constitute the duly elected directors of the Corporation.

     Simultaneously with the expiration of a Voting Period, the term of office of the Series Q Directors shall automatically terminate, the number of directors constituting the Board of Directors of the Corporation shall automatically be reduced by the number that is has been increased pursuant to Section 4(b), the remaining directors shall constitute the directors of the Corporation and the voting rights of such holders of Series Q Stock pursuant to Section 4(b)above
                                                               ------------
shall automatically terminate, subject to the provisions of the last sentence of
Section  4(b).
-------------

     Any Series Q Director may be removed by, and shall not be removed except by, the vote of the holders of record of a majority of the outstanding shares of Series Q Stock voting as a class at a meeting of stockholders or of the holders of Series Q Stock called for the purpose. So long as a Voting Period shall exist

(i) any vacancy in the office of a Series Q Director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by the remaining Series Q Directors and filed with the Corporation and (ii) in the case of the removal of any Series Q Director, the vacancy may be filled by the holders of record of the shares of Series Q Stock, voting as a class, by a plurality of the votes cast, at the same meeting at which such removal shall be voted.

     On the first date on which less than 50% of the shares of Series Q Stock originally issued is outstanding, the term of office of the Series Q Directors shall automatically terminate, the number of directors constituting the Board of Directors of the Corporation shall automatically be reduced by the number that is has been increased pursuant to Section 4(b), the remaining directors shall constitute the directors of the Corporation and the voting rights of such holders of Series Q Stock pursuant to Section 4(b)above shall automatically
                                           ------------
terminate.

          (d)  Separate  Vote  of Series Q Stock. For so long as at least 25% of
               ---------------------------------
the shares of Series Q Stock originally issued remain outstanding, in addition to any other vote or consent required herein or by law, and unless the vote of holders of a greater number of shares of Series Q Stock shall then be required by law, the vote or written consent of the holders of a majority of the outstanding Series Q Stock, voting as a single class, shall be necessary for effecting or validating the following actions:

               (i) Any voluntary liquidation, dissolution, or winding up of the Corporation;

               (ii)  Any  Fundamental  Change;

               (iii) Any amendment, alteration, or repeal of any provision of the Certificate of Incorporation of the Corporation (including any filing of a Certificate of Designation, increase in authorized capital stock of the Corporation, or increase in the authorized shares of any class of Preferred Stock authorized as of the date hereof), that affects adversely the voting powers, preferences, or other special rights or privileges, qualifications, limitations or restrictions of the Series Q Stock;

               (iv) Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Corporation ranking on a parity with, or senior to, the Series Q Stock in right of redemption, liquidation preference, voting, or dividends or any increase in the authorized or designated number of any such new class or series;

               (v) Any authorization or any designation, whether by reclassification or otherwise, of any new Floating Rate Convertibles;

               (vi) Any payment of dividends or other distributions with respect to any capital stock of the Corporation that ranks junior to the Series Q Stock as to dividends or on liquidation while accrued dividends on the Series Q Stock remain unpaid;

               (vii) Any creation, incurrence or assumption of any liability with respect to Indebtedness (as defined below) for money borrowed which exceeds $500,000 in the aggregate at any time outstanding (excluding working capital lines, revolving loans, letters of credit or indemnities for letters of credit issued by others). For purposes hereof, "Indebtedness" shall mean all obligations, contingent and otherwise, which should, in accordance with generally accepted accounting principles, be classified upon the obligor's balance sheet (or the notes thereto) as liabilities, but in any event including liabilities secured by any mortgage on property owned or acquired subject to such mortgage, whether or not the liability secured thereby shall have been assumed, and also including all guaranties, endorsements and other contingent obligations, in respect of Indebtedness of others, whether or not the same are or should be so reflected in said balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

               (viii) Any grant of an exclusive license to any of the Corporation's products;

               (ix) Any change in the rights, preferences, or privileges of the Series Q Stock that would be detrimental to the rights of holders of Series Q Stock;

               (x) Any issuance of shares of any class of Preferred Stock authorized as of the date hereof other than Series Q Stock.

                    (e)  Class  Voting.  In  addition to any rights granted to a
                         -------------
holder of shares of Series Q Stock pursuant to this Designation, shares of Series Q Stock shall be entitled to vote as a class or series, separate and apart from any other series of Preferred Stock or any holders of shares of Common Stock, on any matter as to which class voting is required under applicable law.

     5.   Conversion  Rights.
          ------------------

          (a)  Mandatory  Conversion.  On  or after the fifth anniversary of the
               ---------------------
date hereof, provided, that no Floating Rate Convertibles are outstanding, the Corporation may, at its option, by giving written notice to the holders of shares of Series Q Stock to be converted, convert all outstanding shares of Series Q Stock into such number of fully paid and non-assessable shares of Common Stock as shall be determined by multiplying the number of shares of Series Q Stock being converted by the Conversion Ratio. If the Corporation elects to convert the outstanding shares of Series Q Stock as provided in this
Section 5(a), the Corporation must also pay at the time of conversion all accrued but unpaid dividends on the shares of Series Q Stock being converted.

          (b)  Optional Conversion. Subject to the provisions of this Section 5,
               -------------------                                    ---------
each holder of Series Q Stock shall have the right, at such holder's option, to convert at any time any of the shares of Series Q Stock held by such holder into such number of fully paid and nonassessable shares of Common Stock as shall be determined by multiplying the number of shares of Series Q Stock being converted by the Conversion Ratio.

          (c)  Intentionally  Left  Blank.

          (d)  Dividends  Other  Than  Common  Stock Dividends. In the event the
               -----------------------------------------------
Corporation shall make or issue, or shall fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution (other than a distribution in liquidation or other distribution otherwise provided for herein) with respect to the Common Stock payable in (i) securities of the Corporation other than shares of Common Stock or (ii) other assets (including notes or other indebtedness of the Corporation but excluding cash dividends or distributions), then and in each such event provision shall be made so that the holders of the Series Q Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the number of securities or such other assets of the Corporation that they would have received had their Series Q Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities or such other assets receivable by them during such period, giving application to all other adjustments called for during such period under this
Section  5  with  respect  to  the  rights of the holders of the Series Q Stock.

          (e)  Subdivision  or  Combination  of  Common  Stock.  In  case  the
               -----------------------------------------------
Corporation shall at any time subdivide (by any stock split, stock dividend, or otherwise) its outstanding shares of Common Stock into a greater number of shares, or declares a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly additional shares of Common Stock ("Common Stock Equivalents"), without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock) issuable upon conversion or exercise thereof), then the number of Outstanding Shares calculated immediately prior to such subdivision or distribution shall be proportionately increased to include such Common Stock Equivalents. Conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, by a reverse stock split or otherwise, the number of Outstanding Shares as calculated immediately prior to such combination shall be proportionately reduced.

          (f)  Capital  Reorganization  or Reclassification. If the Common Stock
               --------------------------------------------
issuable upon the conversion of the Series Q Stock shall be changed into the same or a different number of shares of any class or classes of capital stock, whether by capital reorganization, recapitalization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 5, or a Fundamental Change), then and in
                                ---------
each such event the holders of Series Q Stock shall have the right thereafter to convert such shares into the kind and amount of shares of capital stock and other securities and property receivable upon such reorganization, recapitalization, reclassification or other change by the holders of the number of shares of Common Stock into which such shares of Series Q Stock might have been converted, all subject to further adjustment as provided herein.

          (g)  Fundamental  Change.  If any Fundamental Change shall occur, then
               -------------------
each share of Series Q Stock outstanding as of the date of the consummation or closing thereof shall be (and be deemed to have been) converted automatically, without any further action by the holders thereof, into such number of fully paid and nonassessable shares of Common Stock as shall be determined by multiplying the number of shares of Series Q Stock then outstanding by the Conversion Price; provided, however, that in the event of an Asset Transfer,
                    --------   -------   ----
Section 3(c) hereof shall apply unless holders of a majority of shares of Series
------------
Q  Stock  elect  otherwise  pursuant  to  the  provisions  of  Section 3(c).
                                                               ------------

     The Corporation shall give notice of a proposed or anticipated Fundamental Change to all holders of the Series Q Stock not later than ten (10) days before the expected closing or consummation of such Fundamental Change. The Corporation also shall give prompt notice of the closing or consummation of such Fundamental Change to all holders of record of the Series Q Stock as of the date of such closing or consummation. Each holder of Series Q Stock shall thereupon promptly surrender for conversion, to the Corporation at its principal office or to any transfer agent for the Series Q Stock or the Common Stock, all certificates representing all shares of Series Q Stock held by such holder, accompanied by a written notice specifying the name or names in which such holder wishes the certificate(s) for shares of Common Stock to be issued.

          (h) Certificate as to Adjustments; Notice by Corporation. In each case
              ----------------------------------------------------
of an adjustment or readjustment of the Conversion Price, the Corporation at its expense will furnish each holder of Series Q Stock so affected with a certificate prepared by an officer of the Corporation, showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based.

          (i)  Exercise  of  Conversion  Privilege.  To  exercise its conversion
               -----------------------------------
privilege, a holder of Series Q Stock shall give written notice by telecopy to the Corporation at its principal office that such holder elects to convert shares of its Series Q Stock and shall thereafter surrender the original certificate(s) representing the shares being converted to the Corporation at its principal office together with an originally executed copy of such notice. Such notice shall also state the name or names (with its address or addresses, as well as the address(es) for delivery) in which the certificate(s) for shares of Common Stock issuable upon such conversion shall be issued. The certificate(s) for the shares of Series Q Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in blank. As promptly as practicable after the Corporation receives the original certificate(s) for the shares of Series Q Stock surrendered for conversion, the proper assignment thereof to the Corporation or in blank and the original notice of conversion (collectively, the "Original Documentation"), but in no event more than three
                      -----------------------
(3) Trading Days after the later of the Corporation's receipt of the Original Documentation and the Conversion Date (the "Delivery Date"), the Corporation
                                                -------------
shall  issue  and  shall  deliver  to the holder of the shares of Series Q Stock being converted, at the addresses set forth therefor by the holder, such certificate(s) as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series Q Stock in accordance with the provisions of this Section 5, and cash, as provided in Section 5(j), in
                           ----------                           ------------
respect of any fraction of a share of Common Stock issuable upon such conversion. Such conversion or any conversion upon the request of the Corporation shall be deemed to have been effected immediately prior to the close of business on the applicable Conversion Date, and at such time the rights of the holder as holder of the converted shares of Series Q Stock shall cease and the person(s) in whose name(s) any certificate(s) for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder(s) of record of the shares of Common Stock represented thereby.

          (j)  Cash in Lieu of Fractional Shares. No fractional shares of Common
               ---------------------------------
Stock or scrip representing fractional shares shall be issued upon the conversion of shares of Series Q Stock. Instead of any fractional shares of Common Stock that would otherwise be issuable upon conversion of Series Q Stock, the Corporation shall pay to the holder of the share of Series Q Stock being converted a cash adjustment in respect of such fractional shares in an amount equal to the same fraction of the market price per share of the Common Stock (as determined in a reasonable manner prescribed by the Board of Directors) at the close of business on the Conversion Date. The determination as to whether or not any fractional shares are issuable shall be based upon the aggregate number of shares of Series Q Stock being converted at any one time by any holder thereof, not upon each share of Series Q Stock being converted.

          (k) Partial Conversion. In the event some but not all of the shares of
              ------------------
Series Q Stock represented by a certificate(s) surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of the holder, at the expense of the Corporation, a new certificate representing the number of shares of Series Q Stock which were not converted. Such new certificate shall be so delivered on or prior to the date set forth in Section
                                                                         -------
5(i)  for  the  delivery  of  certificates  for  shares  of  Common  Stock.
----

          (l)  Reservation  of  Common Stock. The Corporation shall at all times
               ------------------------------
reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Q Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Q Stock (including any shares of Series Q Stock represented by any warrants, options, subscription or purchase rights for the Series Q Stock), and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Q Stock (including any shares of Series Q Stock represented by any warrants, options, subscriptions or purchase rights for the Series Q Stock), then the Corporation shall use all means reasonably available to it, and promptly take any and all actions as may be necessary, to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

     6.   Notices  of  Record  Date.  In  the  event  of  any:
          -------------------------

          (a) taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of capital stock of any class or any other securities or property, or to receive any other right, or

          (b) capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation, or any Asset Transfer, or

          (c) voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then and in each such event the Corporation shall telecopy and thereafter mail or cause to be mailed to each holder of Series Q Stock a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and a description of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, Asset Transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, Asset Transfer, consolidation, merger, dissolution, liquidation or winding up. Such notice shall be telecopied and thereafter mailed by first class mail, postage prepaid, or by express overnight courier service, at least ten (10) days prior to the date specified in such notice on which such action is to be taken.

     7.   General.
          -------

          (a)  Replacement of Certificates. Upon the Corporation's receipt, from
               ---------------------------
the holder of any certificate evidencing shares of Series Q Stock, of evidence reasonably satisfactory to the Corporation (an affidavit of such holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of such certificate, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation, and in the case of any such mutilation, upon surrender of such certificate, the Corporation (at its expense) shall execute and deliver to such holder, in lieu of such certificate, a new certificate that represents the number of shares represented by, is dated the date of, is issued in the name of the holder of, and is substantially identical in form of, such lost, stolen, destroyed or mutilated certificate.

          (b)  Payment of Taxes. The Corporation shall pay all taxes (other than
               ----------------
taxes based upon income) and other governmental charges that may be imposed in connection with the issuance or delivery of any shares of Common Stock (or other of the Corporation's securities) that results from the conversion of shares of Series Q Stock pursuant to this Certificate of Designations. If the Corporation, pursuant to a notice from a holder of any shares of Series Q Stock, effects the issuance or delivery of any shares of Common Stock (or other of the Corporation's securities) in any name(s) other than such holder's name, then such holder shall deliver to the Corporation with the aforesaid notice (A) all transfer taxes and other governmental charges payable upon the issuance or delivery of securities in such other name(s) or (B) evidence satisfactory to the Corporation that such taxes and charges have been or shall be paid in full.

          (c)  Status  of Redeemed or Converted Shares. Shares of Series Q Stock
               ---------------------------------------
that are redeemed, converted or otherwise acquired by the Corporation in any manner (including by purchase or exchange) shall be canceled and upon cancellation (i) shall no longer be deemed to be outstanding, (ii) shall become authorized but unissued shares of preferred stock undesignated as to series, and
(iii)  may  be  reissued  as  part  of  another  series  of  preferred  stock.

                                                       EXHIBIT C TO SCHEDULE 13D

                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT is made as of the 16th day of August, 2001, by and between Able Laboratories, Inc. (the "Company"), a corporation organized
                                              -------
under the laws of Delaware with its principal offices at 200 Highland Avenue, Suite 301, Needham, MA 02494, and each of the persons and entities, severally and not jointly, whose names are set forth on the Schedule of Purchasers attached hereto as EXHIBIT B (which persons and entities are hereinafter collectively referred to as "Purchasers" and each individually as a
                                 ----------
"Purchaser").

     IN CONSIDERATION of the mutual covenants contained in this Agreement, the parties agree as follows:

     SECTION  1.     Authorization  of Sale of the Shares.  Subject to the terms
                     ------------------------------------
and conditions of this Agreement, the Company has authorized the sale and issuance to the Purchasers of the number of shares (the "Shares") of Series Q
                                                            ------
Convertible  Preferred Stock $.01 par value per share (the "Series Q Stock"), of
                                                            --------------
the Company set forth on the signature page hereof. The Series Q Stock shall have the rights, preferences, privileges, and restrictions set forth in the Certificate of Designation, Preferences, and Rights of Series Q Stock in the form attached hereto as EXHIBIT A (the "Designation").

     SECTION  2.     Agreement  to Sell and Purchase the Shares.  At the Closing
                     ------------------------------------------
(as  defined  in  Section 3), the Company will issue and sell the Shares to each
                  ---------
Purchaser, severally and not jointly, and each Purchaser will buy the number of Shares from the Company set forth opposite such Purchasers name on EXHIBIT B, upon the terms and conditions hereinafter set forth, at the purchase price set forth on EXHIBIT B.

     SECTION  3.     Delivery of  the  Shares at the Closing.  The completion of
                     ----------------------------------------
the purchase  and sale of the Shares (the "Closing") shall  occur simultaneously
                                           -------
with the execution hereof (the "Closing Date"). At the Closing, the Company will
                                ------------
issue to each Purchaser one or more stock certificates registered in the name of the Purchaser, or in such nominee name(s) as designated by each Purchaser in writing, representing the Shares. The name(s) in which the stock certificates are to be registered are set forth in the Stock Certificate Questionnaire attached hereto as APPENDIX I. The Company's obligation to complete the purchase
                   ----------
and sale of the Shares being purchased hereunder and deliver such stock certificates to the Purchasers at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company: (a) receipt by the Company of (i) same-day funds in the full amount of the purchase price for the Shares being purchased hereunder, (ii) promissory notes previously issued by the Company in the amounts set forth on Schedule 3, for cancellation as payment of the purchase price for the shares being purchased hereunder, (iii) a cash advance or accruals for services rendered to the Company as set forth on
Schedule 3, or (iv) any combination of such methods of payment; and (b) the accuracy in all material respects of the representations and warranties made by the Purchasers and the fulfillment of those undertakings of the Purchasers to be fulfilled prior to or at the Closing. The Purchasers' obligation to accept delivery of such stock certificate(s) and to pay for the Shares evidenced thereby shall be subject to the accuracy in all material respects of the representations and warranties made by the Company herein and the fulfillment of those undertakings of the Company to be fulfilled prior to or at the Closing.

     SECTION  4.     Representations,  Warranties  and Covenants of the Company.
                     ----------------------------------------------------------
The Company hereby represents and warrants to, and covenants with, the Purchasers as follows:

     4.1.     Organization and Qualification.  The Company is a corporation duly
              ------------------------------
organized, validly existing and in good standing under the laws of the State of Delaware; and the Company is duly qualified to do business as a foreign corporation and is good standing in each other jurisdiction in which qualification is required, except where the failure to be so qualified will not have a Material Adverse Effect, as defined in Section 4.4.
                                                      ------------

     4.2.     Authorized  Capital  Stock.  Immediately prior to the Closing, the
              --------------------------
authorized  capital  stock  of  the  Company  consists  of:

          (i) 225,000,000 shares of Common Stock, $.01 par value per share, (the "Common Stock") of which 127,977,653 shares are issued and outstanding at
      -------------
     the  close  of  business  on  August  7,  2001;  and

          (ii) 10,000,000 shares of Preferred Stock, $.01 par value per share. Each series of Preferred Stock designated by the Board of Directors is listed on Schedule 4.2 hereto.
                 -------------

All subscriptions, warrants, options, convertible securities, and other rights (contingent or other) to purchase or otherwise acquire equity securities of the Company issued and outstanding immediately prior to the Closing, or contracts, commitments, understandings, or arrangements by which the Company or any of its subsidiaries is or may be obligated to issue shares of Common Stock, or securities or rights convertible or exchangeable for shares of Common Stock, are as set forth on Schedule 4.2 hereto. Except as set forth on Schedule 4.2, no
                  ------------                                  ------------
Common Stock nor any subscription, warrant, option, convertible security, or other right (contingent or other) to purchase or otherwise acquire equity securities of the Company is outstanding on the Closing Date. The issued and outstanding shares of the Company's capital stock have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with all applicable federal and state securities laws, and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities. No holder of Common Stock is entitled to preemptive or similar rights.

     4.3.     Issuance,  Sale  and  Delivery  of  the  Shares.  The Shares being
              -----------------------------------------------
purchased hereunder have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances other than liens or encumbrances created or imposed upon the Purchasers. The shares of Common Stock issuable upon conversion of the Shares (the "Conversion Shares") have been duly and validly reserved for issuance upon
       -----------------
conversion of the Shares and, when so issued, will be duly authorized, validly issued, fully paid and nonassessable shares of Common Stock, and will be free of any liens or encumbrances or rights of first refusal other than liens or encumbrances created by or imposed upon the Purchasers. Except as listed on
Schedule  4.3,  no preemptive rights or similar rights of any stockholder of the
-------------
Company  or  any  of  its  subsidiaries  to subscribe for or purchase exist with respect to the issuance and sale of the Shares or the issuance and delivery of the Conversion Shares by the Company pursuant to this Agreement. Except as contemplated by Section 7.5 of this Agreement, no further approval or authority
                 -----------
of the stockholders or the Board of Directors of the Company will be required for the issuance and sale of the Shares to be sold by the Company as contemplated herein or for the issuance and delivery of the Conversion Shares. The Company's issuance of the Shares and the Conversion Shares shall be in compliance with all applicable federal and state securities laws.

     4.4.     Due  Execution,  Delivery  and Performance of the Agreements.  The
              ------------------------------------------------------------
Company has full corporate power and authority to own and operate its properties and assets, to enter into this Agreement and the Registration Rights Agreement in the form attached hereto as EXHIBIT C (the "Registration Rights Agreement"
                                                  -----------------------------
and,  together  with  this  Agreement  and  the  Designation,  the  "Transaction
                                                                     -----------
Documents"), to issue and sell the Shares and the Conversion Shares, and perform
---------
the transactions contemplated by this Agreement and the Registration Rights Agreement. The Transaction Documents have been duly authorized, and at the Closing the Transaction Documents will have been duly executed and delivered by the Company. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions therein contemplated will not violate any provision of the Certificate of Incorporation or by-laws of the Company.

     The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions therein contemplated will not result in the creation of any lien, charge, security interest or encumbrance upon any assets of the Company pursuant to the terms or provisions of, or conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which the Company is a party or by which the Company or any of its properties may be bound or affected and in each case which individually or in the aggregate would have a material adverse effect on the condition (financial or otherwise), properties, business, prospects, or results of operations of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect"), or any statute or any authorization,
                 -----------------------
judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental body applicable to the Company or any of its respective properties. No consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental body is required for the execution and delivery of the Transaction Documents or the consummation of the transactions contemplated by the Transaction Documents, except for compliance with all federal and state securities laws applicable to the offering and sale of the Shares.

     Upon its execution and delivery, and assuming the valid execution thereof by the Purchaser, the Transaction Documents will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     4.5.     Good Standing of Subsidiaries.  Each of the Company's subsidiaries
              -----------------------------
(i)  is  listed  on  Schedule  4.5,  (ii) has been duly organized and is validly
                     -------------
existing in good standing under the laws of the jurisdiction of its incorporation, (iii) has corporate power and authority to own, lease and operate its properties and to conduct its business as conducted and as proposed to be conducted, and (iv) is duly qualified and is in good standing as a foreign corporation in each jurisdiction in which such qualification is required, except where the failure to be so qualified will not have a Material Adverse Effect. All of the issued and outstanding capital stock of each such subsidiary has been duly authorized and validly issued, is duly paid and nonassessable and is owned by the Company free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; and none of the outstanding shares of capital stock of each such subsidiary was issued in violation of any preemptive or similar rights of any third party.

     4.6.     No  Defaults.  The Company is not in violation of or default under
              ------------
any provision of its Certificate of Incorporation or bylaws, or other organizational documents. Except as disclosed in the Information Documents (as that term is defined in Section 4.17 below), neither the Company nor any of its
                         ------------
subsidiaries, and to the best of the Company's knowledge, no other party thereto, is in breach of or default with respect to any provision of any agreement, judgment, decree, order, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which the Company or any of its subsidiaries is a party or by which the Company, any of its subsidiaries, or any of their properties are bound; and there does not exist any state of facts which, with notice or lapse of time or both, would constitute an event of default as defined in such documents on the part of the Company or any of its subsidiaries, except for such breaches and defaults that individually or in the aggregate would not have a Material Adverse Effect. Neither the Company nor any of its subsidiaries is in violation of any judgment, order, or decree by which the Company, any of its subsidiaries, or their properties is bound. Neither the Company nor any of its subsidiaries is in violation of any statute, rule, or regulation of any governmental authority, except for such violations that individually or in the aggregate would not have a Material Adverse Effect.

     4.7.     No  Actions.  Except  as  disclosed in the Information  Documents,
              -----------
there are no legal or governmental actions, suits or proceedings, or investigation pending or, to the best of the Company's knowledge, threatened to which the Company or any of its subsidiaries is or may be a party or of which property owned or leased by the Company or any of its subsidiaries is or may be subject (except for litigation that individually or in the aggregate would not have a Material Adverse Effect); and no material labor problem or labor disturbance by the employees of the Company or any of its subsidiaries exists, or, to the best of the Company's knowledge, is imminent. Except for the "Stipulated Order Amending Agreed Order Of Permanent Injunction" entered in the matter captioned United States v. Able Laboratories, Inc., Civ. Action No.
                   --------------------------------------------
91-4916 (D.N.J.), neither the Company nor any of its subsidiaries is a party to or subject to the provisions of any injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental body.

     4.8.     Properties.  The  Company and  each of its subsidiaries has, as of
              ----------
the applicable dates referred to therein, good and marketable title to all the properties and assets reflected as owned by it in the financial statements included in the Information Documents, subject to no lien, mortgage, pledge, charge or encumbrance of any kind except (i) those, if any, reflected in such financial statements or listed in Schedule 4.8, or (ii) those that are not material in amount and do not adversely affect the use made and currently proposed to be made of such property by the Company or such subsidiary. The Company and its subsidiaries hold their leased properties under valid and binding leases. The Company and its subsidiaries own or lease all such properties as are necessary to their operations as now conducted. Neither the Company nor any of its subsidiaries own any real property. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting, and enforceable leases of which the Company and its subsidiaries are in compliance.

     4.9.     No  Material Change.  Since December 31, 2000, except as disclosed
              -------------------
in the Information Documents: (i) the Company and its subsidiaries have not incurred any material liabilities or obligations, indirect or contingent, or entered into any material verbal or written agreement or other transaction that is not in the ordinary course of business; (ii) the Company and its subsidiaries have not sustained any material loss or interference with their businesses or properties from fire, flood, windstorm, accident or other calamity, whether or not covered by insurance; (iii) the Company has not paid or declared any dividends or other distributions with respect to its Common Stock, and the Company and each of its subsidiaries is not in default in the payment of principal or interest on any outstanding debt obligations, if any; (iv) there has not been any material change in the indebtedness material to the Company or any of its subsidiaries, other than the promissory notes issued by the Company that are being cancelled pursuant to this Agreement or other than in the ordinary course of business; and (v) there has not been a Material Adverse Effect in the condition (financial or otherwise), properties, business or results of operations of the Company or any of its subsidiaries.

     4.10.     Intellectual  Property.
               ----------------------

          (a) The Company and its subsidiaries own or have the right to use all Intellectual Property Rights (as defined below) used by the Company and its subsidiaries for the conduct of their respective businesses, which Intellectual Property Rights are the only Intellectual Property Rights necessary or required for the conduct of their respective businesses as they are currently being conducted.

          (b) Neither the Company nor any of its subsidiaries is in default of its obligations to pay royalties or other amounts to other persons by reason of the ownership or use of any Intellectual Property Rights used by the Company and its subsidiaries for the conduct of their respective businesses.

          (c) No Intellectual Property Right owned by the Company or any of its subsidiaries violates or will violate any license or infringes or will infringe any Intellectual Property Rights of another. To the best of the Company's knowledge, no Intellectual Property Right, product or service marketed, sold or licensed (as licensor or as licensee) by the Company or any of its subsidiaries, violates or will violate any license or infringes or will infringe any Intellectual Property Rights of another, nor has the Company or any of its subsidiaries received any notice that any of the Intellectual Property Rights used by the Company or any of its subsidiaries for the conduct of their respective businesses, conflicts or will conflict with the rights of others.

          (d) There are no claims pending or, to the best of the Company's knowledge, threatened with respect to any Intellectual Property Rights necessary or required for the conduct of the business of the Company or any of its subsidiaries as currently conducted, nor, to the best of the Company's knowledge, does there exist any basis therefor.

As  used  herein,  the  term  "Intellectual  Property Rights" means all patents,
                               -----------------------------
trademarks, service marks, trade names, copyrights, inventions, trade secrets, know-how, licenses, proprietary processes and formulae and applications for patents, trademarks, service marks and copyrights.

     4.11.     Compliance.  The  Company  and  each  of  its  subsidiaries is in
               ----------
possession of all permits, licenses, and other authorizations material to the conduct of its business as currently conducted or as proposed to be conducted. The Company has not been advised, and has no reason to believe, that the Company or any of its subsidiaries is not conducting business in compliance with all licenses, permits, and other authorizations material to the conduct of their business and with all applicable laws, rules, and regulations of the jurisdictions in which it is conducting business, except where failure to be in compliance would not have a Material Adverse Effect.

     4.12.     Taxes.  The  Company  and  each of its subsidiaries has filed all
               -----
federal, state, county and local tax returns, required to be filed by it, and the Company and each of its subsidiaries has paid all taxes shown to be due by such returns as well as all other taxes, assessments and governmental charges that have become due or payable, including, without limitation, all taxes that the Company or such subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties. The Company and its subsidiaries have established adequate reserves for all taxes accrued but not yet payable. No audit, action, suit, proceeding, claim, examination, deficiency, or assessment is currently pending or, to the best of the Company's knowledge, threatened against the Company or any of its subsidiaries. There is no tax lien (other than for current taxes not yet due and payable), whether imposed by a Federal, state, county, or local taxing authority, outstanding against the assets, properties or business of the Company or any of its subsidiaries.

     4.13.     Investment  Company.  The Company is not regulated or required to
               -------------------
be registered as an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

     4.14.     Integration,  etc.  The  Company  has not in the past nor will it
               ------------------
hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company that would bring the offer, issuance or sale of the Shares, as contemplated by this Agreement, within the provisions of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"). Neither the
                                                  --------------
Company nor any of its Affiliates (as defined in Rule 501(b) of Regulation D under the Securities Act) has directly, or through any agent, (i) sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any "security" (as defined in the Securities Act) which is or could be integrated with the sale of the Shares in a manner that would require the registration under the Securities Act of the Shares or (ii) engaged in any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offering of the Shares or in any manner involving a public offering within the meaning of Section 4(2) of the Act.

     4.15.     Insurance.  The  Company  maintains  the  insurance  policies
               ---------
summarized  on  Schedule  4.15.  To  the  knowledge  of  the  Company,  all such
                --------------
insurance  policies  are  in  full  force  and  effect.

     4.16.     Reporting  Company; Listed Securities.  The Company has filed all
               -------------------------------------
reports and statements required to be filed by Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the two
                                                  ------------
years preceding the Closing Date on a timely basis and has been subject to such filing requirements for such two year period. The Company's Common Stock is quoted on the OTC Bulletin Board Market and is listed for trading on the Boston Stock Exchange. As of the Closing Date, the Company meets all the requirements for continued listing on the OTC Bulletin Board Market and the Boston Stock
Exchange, and to the best of the Company's knowledge, there is no stop order suspending the trading of the Common Stock on the OTC Bulletin Board Market or the Boston Stock Exchange or any information that would result in the Common Shares being delisted from the OTC Bulletin Board Market or the Boston Stock Exchange. All material agreements to which the Company is a party or to which the property or assets of the Company are subject have been filed as exhibits to the Information Documents as required under the Exchange Act.

     4.17.     Additional Information.  A true and complete copy of each report,
               ----------------------
schedule, registration statement and definitive proxy statement filed by the Company with the Commission under the Securities Act and the Exchange Act during the twelve (12) months preceding the Closing Date (as such documents have since the time of their filing been amended together with all documents incorporated by reference therein or attached as exhibits thereto, the "Information
                                                                    -----------
Documents"), which include all the documents (other than preliminary material) that the Company was required to file with the Commission under the Exchange Act since such date, has been made available to the Purchasers. As of their respective dates, each Information Document and any forms, reports and other documents filed by the Company during the period commencing on the date of this Agreement and ending on the last date on which the Company is required to maintain the effectiveness of the registration statement referred to in the Registration Rights Agreement (the "Registration Statement"), complied or will
                                      ----------------------
comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to the Information Documents or such other forms, reports or other documents, and no Information Document contained, or will contain at the time it was or is filed, any untrue statement of a material fact or omitted, or will omit at the time they are filed, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements, together with the related notes, of the Company included in the Information Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by the rules and regulations of the Commission) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments, which were not individually or in the aggregate material) in all material respects the financial position of the Company and its consolidated subsidiaries as at the dates thereof and their consolidated results of operations and cash flows for the periods then ended. There were no material liabilities, direct or indirect, fixed or contingent, of the Company and its consolidated subsidiaries as of the respective dates of such financial statements that generally accepted accounting principles would require to be reflected therein that are not reflected therein or in the notes thereto. Since March 31, 2001, except as disclosed in the Information Documents (i) there has been no material change in the consolidated condition, financial or otherwise, or operations of the Company and its consolidated subsidiaries, (ii) except as set forth in Schedule 4.17 neither the Company nor any of its
                            --------------
consolidated subsidiaries has incurred any indebtedness for money borrowed or any material liability, contingent or otherwise, except in the ordinary course of business or entered into any material commitment or other transaction not in the ordinary course of business, (iii) there has been no event, occurrence, or development that has resulted or that could result in a Material Adverse Effect,
(iv) the Company has not declared or made any payment or distribution of cash or other property to its stockholders, officers, or directors (other than in compliance with existing compensation agreements or stock option plans) with respect to its capital stock, or purchased, redeemed (or made any agreements to purchase or redeem) any shares of its capital stock, and (v) the Company has not altered its method of accounting.

     4.18.     Legal  Opinion.  At  the  Closing,  the Company will cause Foley,
               --------------
Hoag & Eliot LLP, counsel to the Company, to deliver a legal opinion to the Purchasers as to the matters set forth in EXHIBIT D hereto.

     4.19.     Outstanding Registration Rights.  Except as described in Schedule
               -------------------------------                          --------
4.19,  the Company is not a party to any contract or agreement pursuant to which
----
any other party or parties thereto have the right to require the Company (on a best efforts basis or otherwise) (i) to register securities of the Company under the Securities Act for sale by or on behalf of such party or parties or (ii) to notify such party or parties of the Company's intention to file a registration statement under the Securities Act and at the request of such party or parties to include therein securities of the Company for sale by or on behalf of such party or parties.

     4.20.     Environmental  and  Safety  Laws.  To  the  Company's  knowledge,
               --------------------------------
neither the Company nor any of its subsidiaries is in violation of any applicable statute, law, or regulation relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law, or regulation.

     4.21.     Other  Adverse  Facts,  etc.  To  the  best  of  the  Company's
               ---------------------------
knowledge, there are no existing facts or circumstances that materially and adversely affect, or (insofar as the Company can now reasonably foresee) in the future may materially and adversely affect, the business, results of operations, or condition, financial or otherwise, of the Company and its consolidated subsidiaries that are not disclosed in the Information Documents or in this Agreement or any exhibit or schedule hereto, or which are required to be disclosed by the Company in an Information Document.

     SECTION  5.     Representations, Warranties and Covenants of the Purchaser.
                     ----------------------------------------------------------

     5.1. Each Purchaser, individually and not jointly, represents and warrants to, and covenants with, the Company that: (i) it is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in securities representing an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company, and has requested, received, reviewed and understood all information it deems relevant in making an informed decision to purchase the Shares, including, without limitation, the information contained in the Information Documents; (ii) it acknowledges that the offering of the Shares pursuant to this Agreement has not been reviewed by the Commission or any state regulatory authority; (iii) it is acquiring the number of Shares set forth in the signature page hereto, for its own account for investment only and with no present intention of distributing any of such Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares;
(iv) it will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares except in compliance with the Securities Act, rules and regulations promulgated under the Securities Act and any applicable state securities or blue sky laws; (v) it has completed or caused to be completed the Stock Certificate Questionnaire, attached hereto as APPENDIX
                                                                        --------
I  and  will  at  the Company's request the Registration Statement Questionnaire
-
complete or cause to be completed the Registration Statement Questionnaire attached hereto as APPENDIX II, for use in preparation of the Registration
                      ------------
Statement, and the answers thereto are true and correct as of the date hereof and will be true and correct as of the effective date of the Registration Statement; (vi) it has, in connection with its decision to purchase the number of Shares set forth on the signature page hereof, not relied upon any representations or other information (whether oral or written) other than as set forth in the Information Documents and the representations and warranties of the Company contained herein; (vii) it has had an opportunity to discuss this investment with representatives of the Company and ask questions of them and such questions have been answered to the full satisfaction of the Purchaser; and
(viii) it is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

     5.2. Each Purchaser, individually and not jointly, hereby covenants with the Company not to make any sale of the Shares without satisfying the prospectus delivery requirements under the Securities Act, if any.

     5.3. Each Purchaser, individually and not jointly, further represents and warrants to, and covenants with, the Company that (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement,
(ii) the Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (iii) no consent, approval, authorization, or other order of any court, regulatory body, administrative agency or other governmental body that has not been obtained is required on the part of the Purchaser for the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, and (iv) upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (v) there is not in effect any order enjoining or restraining the Purchaser from entering into or engaging in any of the transactions contemplated by this Agreement.

     5.4. Each Purchaser, individually and not jointly, recognizes that an investment in the Shares is speculative and involves a high degree of risk, including a risk of total loss of the Purchaser's investment.

     5.5. Each Purchaser, individually and not jointly, represents and warrants that all of the information provided to the Company or its agents or representatives concerning such Purchaser's suitability to invest in the Company and the representations and warranties contained herein, are complete, true, and correct as of the date hereof, and understands that the Company is relying on the statements contained herein to establish an exemption from registration under U.S. federal and state securities laws.

     5.6. Each Purchaser, individually and not jointly, represents and warrants that the address set forth in the signature page hereto is such Purchaser's true and correct domicile.

     5.7. Each Purchaser, individually and not jointly, covenants to provide the Company an updated, accurate and complete plan of distribution at all times during which the Company is required to keep the Registration Statement in effect.

     5.8. Each Purchaser, individually and not jointly, understands and agrees that each certificate or other document evidencing any of the Shares shall be endorsed with a legend in substantially the form set forth below as well as any other legends required by applicable law, and the Purchaser covenants that the Purchaser shall not transfer the Shares represented by any such certificate without complying with the restrictions on transfer described in the legends endorsed on such certificate:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE TRANSFERRED UNLESS (A) COVERED BY AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND REGISTERED OR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS OR (B) EXEMPTIONS FROM SUCH REGISTRATION OR QUALIFICATION REQUIREMENTS ARE AVAILABLE. AS A CONDITION TO PERMITTING ANY TRANSFER OF THESE SECURITIES, THE COMPANY MAY REQUIRE THAT IT BE FURNISHED WITH AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT NO REGISTRATION OR QUALIFICATION IS LEGALLY REQUIRED FOR SUCH TRANSFER.

     SECTION 6.     Survival of Representatives and Warranties.  Notwithstanding
                    ------------------------------------------
any investigation made by any party to this Agreement, all representations and warranties made by the Company and the Purchasers herein and in any certificates or documents delivered pursuant hereto or in connection therewith shall survive following the delivery to the Purchasers of the Shares being purchased and the payment therefor.

     SECTION  7.     Covenants.
                     ---------

     7.1.     Corporate Existence.  The Company will take all steps necessary to
              -------------------
preserve and continue the corporate existence of the Company. The Company will comply with all applicable laws and regulations, decrees, orders, judgements, licenses, and permits ("Applicable Laws"), except where non-compliance with such Applicable Laws would not have a Material Adverse Effect.

     7.2.     Reservation  of  Common Stock.  As of the date hereof, the Company
              -----------------------------
has authorized and reserved and the Company shall continue to reserve and keep available, free of preemptive rights, shares of Common Stock for the purpose of enabling the Company to issue the Conversion Shares. The number of shares so reserved shall be increased or decreased to reflect adjustments in the number of Conversion Shares issuable upon conversion of the Shares.

     7.3.     Exchange  Act  Registration.  The  Company  will  maintain  the
              ---------------------------
registration of its Common Stock under Section 12 of the Exchange Act, will comply in all respects with its reporting and filing obligations under the Exchange Act, and will not take any action or file any document (whether or not permitted by the Exchange Act or the rules thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under said Act, until the date which is two years from the Closing Date.

     7.4.     Listing  of Common Stock.  The Company shall prepare and file with
              ------------------------
the Boston Stock Exchange an additional shares listing application covering a reasonable estimate of the Conversion Shares issuable upon conversion of the Shares and take all steps necessary to cause such shares to be approved for listing as soon as practicable thereafter. In addition, if at any time the number of Conversion Shares issuable upon conversion of the Shares is greater than the number of shares of Common Stock theretofore listed on the Boston Stock Exchange, the Company shall promptly take such action to file an additional shares listing application covering such additional number of shares of Common Stock.

     7.5.     Increase  in  Authorized Shares. As such time as the Company would
              -------------------------------
be, if all outstanding Shares were immediately converted, precluded from honoring the conversion of the Shares in full due to the unavailability of a sufficient number of shares of authorized but unissued Common Stock, the Board of Directors of the Company shall promptly (an in any case within 90 days from such date) hold a stockholders meeting at which the stockholders would vote to amend the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock to at least a number of shares equal to the sum of (i) all shares of Common Stock then outstanding, (ii) the number of shares of Common Stock issuable on account of all outstanding warrants, options, and convertible securities (other than the Shares) and on account of all shares reserved under any stock option, stock purchase, or similar plan, and (iii) such number of Conversion Shares as would then be issuable upon conversion of all outstanding Shares. The Board of Directors of the Company shall recommend, and shall otherwise use its best efforts to promptly obtain, stockholder approval of such amendment, and the Company shall use its best efforts to cause Company management to vote shares of Common Stock held by management in favor of such amendment. During any period in which the Company does not have a sufficient number of shares of authorized but unissued Common Stock available to convert all outstanding Shares, the Directors of the Company agree not to convert any Shares or exercise any stock options to purchase shares of Common Stock.

     7.6.     Distribution  Operations.  Unless the holders of a majority of the
              ------------------------
Shares agree to the contrary, within 90 days from the date of this Agreement the Company will relocate its distribution operations to its facility in South Plainfield, New Jersey, or such other location mutually agreed to by the Company and a majority of the holders of the outstanding shares of Series Q Stock.

     7.7.     Stock  Option Pool.  Without the prior consent of the holders of a
              ------------------
majority of the Shares, for as long as at least 25% of the shares of Series Q Stock issue pursuant to this Agreement are outstanding the Company will not increase the stock option pool for employees by more than 5,000,000 shares (as adjusted for any stock dividends, combinations, splits, recapitalization, and similar events).

     7.8.     Observer  Rights.  So  long as Corporate Opportunities Funds, L.P.
              ----------------
and the Corporate Opportunities Fund (Institutional), L.P. ("Corporate Opportunities Funds") own 50% or more of the number of Shares originally purchased by them at the Closing, the Company shall allow one representative of Corporate Opportunities Funds to attend all meetings of the Company's Board of Directors in a nonvoting capacity, and in connection therewith, the Company shall give such representative copies of all notices, minutes consents and other materials, financial or otherwise, that the Company provides to its Board of
Directors,  provided,  that  any  such representative agrees to leave all or any portion  of  a  meeting  of  the  Board  of  Directors in the event that, in the reasonable good faith believe of the Board of Directors, allowing such representative to remain in the meeting would result in a waiver of the attorney-client privilege. The failure to provide the observer rights in this
Section  7  shall  not  affect  the  validity  of any action taken by the Board.
----------

     7.9.     Use  of Proceeds.  The Company will apply all of the proceeds (net
              ----------------
of costs directly related to the preparation and negotiation of this Agreement and the offering and sale of the Shares) derived from the sale of the Shares to redeem indebtedness and for general working capital purposes.

     7.10.     Taxes.  The  Company  will  promptly pay and discharge all lawful
               -----
taxes, assessments, and governmental charges or levies imposed on it or upon its income or profits, or upon any of its properties, real or personal, before the same shall become in default, as well as all lawful claims for labor, materials, and supplies or otherwise which, if unpaid, might become a lien or charge upon its properties or any part thereof, except where the failure to do so would not have a Material Adverse Effect; provided, however, that the Company shall not be required to pay or cause to be paid any such tax, assessment, charge, levy or claim prior to institution of foreclosure proceedings if the validity thereof shall be contested in good faith by appropriate proceedings and if the Company shall have established reserves deemed by the Company to be adequate with respect to such tax, assessment, charge, levy, or claim.

     7.11.     Insurance.  The Company will maintain liability, property damage,
               ---------
and insurance on its insurable property against fire and other hazards with responsible insurance carriers in the relative proportionate amounts consistent with the Company's past practice and usually carried by reasonable and prudent companies conducting businesses similar to that of the Company except where the failure to do so would not have a Material Adverse Effect.

     7.12.     Financial  Statements  and  Compliance Certificates.  The Company
               ---------------------------------------------------
will keep true books of record and account in which full, true, and correct entries in accordance with generally accepted accounting principles will be made of all dealings or transactions in relation to its business and activities. For a period of three years after the Closing Date, or until such earlier date on which no Shares issued and outstanding as of the Closing remain issued and outstanding, the Company immediately upon public filing shall furnish, by email, facsimile or overnight mail, to each holder of Shares:

          (i) commencing with the fiscal quarter ending September 30, 2001, a consolidated balance sheet of the Company as of the end of such quarter and consolidated statements of operations and cash flows of the Company for such quarter and for the expired portion of the then current fiscal year, setting forth comparable figures for the same quarter and expired portion of the previous fiscal year, and prepared and certified by the chief financial or accounting officer of the Company, subject to year-end audit adjustment;

          (ii) a balance sheet of the Company as of the end of such fiscal year and consolidated statements of operations, stockholders' equity, and cash flows of the Company for such fiscal year, setting forth comparable figures for the previous fiscal year, all reported upon, and certified, by independent certified public accountants of nationally recognized standing;

          (iii) with each financial statement required to be delivered pursuant to the provisions of paragraph (ii) above, a certificate of the chief financial or accounting officer of the Company stating that to the best of his knowledge there does not exist any Event of Default or any condition or event which after notice or lapse of time, or both, would constitute an Event of Default, or specifying the nature and period of existence of each such Event of Default, condition or event and the action the Company is taking or proposes to take with respect thereto; and

          (iv) copies of all financial statements and reports sent by the Company to its shareholders and of all regular and periodic reports, if any, filed by it with the Commission pursuant to any statute, rule, or regulation administered by the Commission.

     7.13.     Rule  144.  As  long  as  the Purchasers own Shares or Conversion
               ---------
Shares, (i) the Company agrees to timely file all reports required to be filed by the Company after the date hereof under the Securities Act and the Exchange Act (including the reports pursuant to Section 13(a) or 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144) and the rules and regulations adopted by the SEC thereunder), (ii) if the Company is not required to file reports pursuant to such sections, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) such information as is required for the Purchasers to sell the Shares and the Conversion Shares under Rule 144, and (iii) the Company will take such further action as any holder of Shares or Conversion Shares may reasonably request, all to the extent required from time to time to enable such Purchaser to sell Conversion Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including causing its attorneys to issue and deliver any appropriate legal opinion required to permit a Purchaser to sell Conversion Shares under Rule 144 upon receipt of appropriate documentation relating to such sale. Upon the request of any Purchaser, the Company shall deliver to such person a written certification of a duly authorized officer as to whether it has complied with the foregoing requirements.

     SECTION  8.     Registration  and Transfer of Shares. The Company agrees to
                     ------------------------------------
maintain an office (or to appoint an agent having an office) in Needham, Massachusetts, or such other city as the Company may designate by notice in writing to holders of Shares, at which Shares may be surrendered for transfer and reissuance, for exchange, replacement, conversion, or cancellation. The Company shall keep or cause to be kept, at the office or agency so maintained, a register or registers in which the Company or its agent shall register the names and addresses of the holders of the Shares and shall transfer registered Shares in accordance with this Agreement. Upon surrender for transfer of any registered Shares duly assigned by the registered holder (or its duly authorized attorney) to the transferee(s) thereof, and subject to satisfaction of the requirements set forth in Section 5.8 hereof if the sale of such Shares is not registered under the Securities Act, the Company shall execute and deliver a new registered certificate for the Shares. No service charge shall be assessed for any transfer, registration, reissuance, exchange, or conversion hereunder.

     SECTION  9.     Substitution  of  Share  Certificates.  Upon receipt by the
                     -------------------------------------
Company of evidence satisfactory to it of the loss, theft, destruction, or mutilation of any certificate for Shares, and of indemnity satisfactory to it (which, in the case of any original purchaser of the Shares, shall be a contractual obligation of such purchaser) and upon surrender, at the office or agency maintained in accordance with Section 8 hereof, and cancellation of any certificate, if mutilated, the Company will execute and deliver a new certificate of like tenor, in lieu of such certificate.

     SECTION  10.     Event  of  Default. The occurrence and continuation of any
                      ------------------
one or more of the following events shall constitute an "Event of Default" hereunder: default shall be made in the due performance or observance of any material covenant, agreement, or provision herein to be performed or observed by the Company or a breach shall exist in any material representation or warranty herein contained, and such default or breach is material and shall have continued unabated for a period of 90 days after written notice thereof to the Company from any holder or holders of Shares aggregating not less than 25% of the aggregate number of the Shares then outstanding.

     SECTION  11.     Expenses.  Each  party hereto will pay its own expenses in
                      --------
connection with the transactions contemplated hereby, whether or not such transactions shall be consummated, provided, however, that the Company shall pay the reasonable out-of-pocket expenses (including fees of counsel) of Corporate Opportunities Funds in connection with such transactions up to a maximum of $20,000.

     SECTION  12.     Broker's Fee.  The Purchasers acknowledge that the Company
                      ------------
intends to pay to Phoenix Capital a fee in respect of the sale of the Shares to the Purchasers. Each of the parties hereto hereby represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation from the other party in connection with the sale of Shares to the Purchasers.

     SECTION  13.     Notices.  All  notices,  requests,  consents,  and  other
                      -------
communications under this Agreement shall be in writing and shall be delivered by hand, sent via overnight courier, sent by facsimile, or mailed by first class certified or registered mail, return receipt requested, postage prepaid:

          if  to  the  Company,  to:

               Able  Laboratories,  Inc.
               200 Highland Avenue, Suite 301
               Needham,  MA  02494
               Attn:  President

          with  a  copy  to:

               Foley,  Hoag  &  Eliot  LLP
               One  Post  Office  Square
               Boston,  MA  02109
               Attn:  David A. Broadwin, Esq.

or to such other person at such other place as the Company shall designate to the Purchasers in writing; and

if to the Purchasers, at the address as set forth on EXHIBIT B, or at such other address or addresses as may have been furnished to the Company in writing.

Notices  provided  in  accordance with this Section 13 shall be deemed delivered
                                            ----------
(i) upon personal delivery with signature required, (ii) one Business Day after they have been sent to the recipient by reputable overnight courier service (charges prepaid and signature required) (iii) upon confirmation, answer back received, of successful transmission of a facsimile message containing such notice if sent between 9 a.m. and 5 p.m., local time of the recipient, on any Business Day, and as of 9 a.m. local time of the recipient on the next Business Day if sent at any other time, or (iv) three Business Days after deposit in the mail. The term "Business Day" as used in this Section 13 shall mean any day
                                                   ----------
other than Saturday, Sunday or a day on which banking institutions are not required to be open in The Commonwealth of Massachusetts.

     SECTION  14.     Amendment  and  Waiver.  This  Agreement may be amended or
                      ----------------------
modified only upon the written consent of the Company and the holders of a majority of the Shares then outstanding (treated as if converted and including any Conversion Shares into which the Shares have been converted that have not been sold to the public). The obligations of the Company and the rights of the holders of the Shares and the Conversion Shares under this Agreement may be waived only with the written consent of the holders of a majority of the Shares (treated as if converted and including any Conversion Shares into which the Shares have been converted that have not been sold to the public).

     SECTION  15.     Changes.  This  Agreement  may  not be modified or amended
                      -------
except pursuant to an instrument in writing, signed by the Company and the Purchasers. Any provision in this Agreement to the contrary notwithstanding, changes in or additions to this Agreement may be made, and compliance with any covenant or condition herein set forth may be omitted, if the Company (a) shall obtain from the holders of record of Shares aggregating not less than a majority of the number of the Shares at the time outstanding their consent thereto in writing and (b) shall deliver copies of such consent in writing to any such holders of record who did not execute the same; provided, however, that without the consent in writing of all holders of the Shares purchased pursuant to this Agreement, no such consent shall reduce the percentage of the number of the Shares the consent of the holders of which shall be required under this Section 15.

     SECTION  16.     Headings.  The  headings  of  the various sections of this
                      --------
Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

     SECTION  17.     Severability.  In  case  any  provision  contained in this
                      ------------
Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

     SECTION  18.     Governing  Law.  This  Agreement  shall be governed by and
                      --------------
construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law provisions thereof.

     SECTION  19.     Counterparts.  This  Agreement  may  be executed in two or
                      ------------
more counterparts, each of which shall constitute an original, but both of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

     SECTION  20.     Remedies.  In  addition  to being entitled to exercise all
                      --------
rights provided herein or granted by law, including recovery of damages, each of the Purchasers will be entitled to specific performance of the obligations of the Company under the Transaction Documents. The Company and each of the Purchasers agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of the obligations under the Transaction Documents and hereby agree to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

     SECTION  20.     Confidentiality.  Each  Purchaser  covenants and agrees to
                      ---------------
use, and to use its best efforts to ensure that its authorized representatives shall use, the same degree of care with the Company's "confidential information" as such Purchaser uses to protect its own financial, confidential and proprietary information. For purposes hereof, "confidential information" includes all financial, confidential and proprietary information which is provided to such Purchaser under this agreement or is otherwise provided to such Purchaser and identified by the Company in writing to such Purchaser as being of a confidential nature, but shall not include any information which (i) was available to or in possession of such Purchaser or any employees thereof or any beneficial owner of a partnership interest in such Purchaser (collectively referred to herein as "Permitted Recipients") prior to the time of disclosure to such Purchaser by the Company or its representatives, (ii) is or becomes generally available to the public other than as a result of a disclosure by any of such Permitted Recipients, or (iii) is or becomes available to such Permitted Recipients on a nonconfidential basis by a third party which is not bound by a confidentiality agreement with the Company. Notwithstanding the preceding sentence, a Purchaser may (a) disclose such confidential information when required by law or governmental order or regulation or when required by a subpoena or other process, provided that such Purchaser shall use reasonable efforts to give the Company prior written notice thereof with sufficient time to seek a protective order or confidential treatment; (b) disclose such confidential information to the extent necessary to enforce this Agreement; and
(c) disclose such confidential information to its attorneys, accountants, consultants and other professionals, partners, members and affiliates to the extent necessary to obtain their services in connection with its investment in the Company, provided that the requirements of this Section 10.14 shall in turn be binding on any such attorney, accountant consultant, other professional, partner, member or affiliate.

     SECTION  21.     Entire  Agreement.  This  Agreement  (including  the
                      -----------------
attachments hereto) contains the entire agreement of the parties with respect to the subject matter hereof and supersedes and is in full substitution for any and all prior oral or written agreements and understandings between them related to such subject matter, and neither party hereto shall be liable or bound to the other party hereto in any manner with respect to such subject matter by any representations, indemnities, covenants or agreements except as specifically set forth herein.

                     [REMAINDER OF PAGE INTENTIONALLY BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written by their duly authorized representatives shown below:

                              ABLE  LABORATORIES,  INC.

                              By:
                                 -------------------------------------------
                              Name:
                                   -----------------------------------------
                              Title:
                                    ----------------------------------------

                              PURCHASERS

                              CORPORATE  OPPORTUNITIES  FUND,  L.P.

                              By:   SMM Management, LLC, its general partner

                                    By:
                                       -------------------------------------
                                       James  C.  Gale,  Manager

                              CORPORATE OPPORTUNITIES FUND (INSTITUTIONAL), L.P.

                              By:   SMM Management, LLC, its general partner

                                    By:
                                       -------------------------------------
                                       James  C.  Gale,  Manager

                              SANDERS  OPPORTUNITY  FUND,  L.P.
                              By:   SOF Management, LLC, its general partner

                                    By:
                                       -------------------------------------
                                       Don  A.  Sanders,  Manager

                              SANDERS OPPORTUNITY FUND (INSTITUTIONAL), L.P.

                              By:   SOF Management, LLC, its general partner

                                    By:
                                       -------------------------------------
                                       Don  A.  Sanders,  Manager

                              ----------------------------------------------
                              JAMES  C.  GALE

                              ----------------------------------------------
                              ROBERT  ADAMS

                              ----------------------------------------------
                              PERRY  H.  BACON

                              ----------------------------------------------
                              JOHN  KAPOOR

                              ----------------------------------------------
                              MICHAEL  GIRONTA

                              ----------------------------------------------
                              ROBERT  SABLOWSKY

                              ----------------------------------------------
                              HOWARD  SILVERMAN

                              ----------------------------------------------
                              KRIS  OLSON

                              ----------------------------------------------
                              MICHAEL  PISANI

                              ----------------------------------------------
                              LIONEL  G.  HEST

                              ----------------------------------------------
                              CHARLES  GREENBERG

                              ----------------------------------------------
                              BARRY  RICHTER

                              ----------------------------------------------
                              DHANANJAY  G.  WADEKAR  TRUST
                              By:  Henry  W.  Comstock,  Jr.,  Trustee

                              ----------------------------------------------
                              NEETA  D.  WADEKAR  TRUST
                              By:  Henry  W.  Comstock,  Jr.,  Trustee

                              ----------------------------------------------
                              CATHERINE  M.  FROST

                              ----------------------------------------------
                              C.  ROBERT  CUSICK

                              ----------------------------------------------
                              HARRY  SILVERMAN

                              ----------------------------------------------
                              ROBERT  CAWTHORN

                              ----------------------------------------------
                              CHARLES  KOELSCH

                              ----------------------------------------------
                              SKEKHAR  G.  WADEKAR

                              ----------------------------------------------
                              VARSHA  BHIDE

                              ----------------------------------------------
                              GUARI  TADVALKAR

                              ----------------------------------------------
                              RAVINDRA  TADVALKAR

                              ----------------------------------------------
                              DAVID  IVEY

                              THE  CAROMOR  TRUST

                              By:
                                 -------------------------------------------
                                 John  Izard,  Jr.
                                 Trustee


                              ----------------------------------------------
                              DWIGHT  NIX

                              ----------------------------------------------
                              BRUCE  C.  WARWICK

                              ----------------------------------------------
                              RAMESH  AKELLA

                              ----------------------------------------------
                              JERRY  TREPPLE

                              ----------------------------------------------
                              MARIA  PHILLIPS

                              ----------------------------------------------
                              TIM  CHIANG

                              ----------------------------------------------
                              PAUL  DONOFRIO

                              ----------------------------------------------
                              BRIAN  BRILLE

                              ----------------------------------------------
                              HANDEL  EVANS

                              ----------------------------------------------
                              SHASHI  SHAH

                              ----------------------------------------------
                              KAMLESH  HARIBHAKTI

                              ----------------------------------------------
                              SHALESH  DAFTARI

                              ----------------------------------------------
                              JAMES  KLINT

                              ----------------------------------------------
                              MR.  S.  R.  KULKARNI

                              ----------------------------------------------
                              MRS.  INDU  KALE

                              ----------------------------------------------
                              RASHMI  TADVALKAR  TRUST
                              By:  Henry  W.  Comstock,  Jr.,  Trustee


                              ----------------------------------------------
                              NAME:
                                   -----------------------------------------

                                    EXHIBIT A
      CERTIFICATE OF DESIGNATION, PREFERENCES, AND RIGHTS OF SERIES Q STOCK

                                    EXHIBIT B

                             SCHEDULE OF PURCHASERS

                                    EXHIBIT C



                          REGISTRATION RIGHTS AGREEMENT

                                    EXHIBIT D

The Company's legal counsel (as indicated) shall deliver to the Purchasers a legal opinion as of the closing date to the effect that:

(i) The Company is a corporation validly existing and in good standing under the laws of the State of Delaware; the Company has all requisite corporate power and authority to own, lease, license and operate its assets and properties and conduct its business as now being conducted and as described in the Information Documents.

(ii) The Company has the requisite corporate power and authority to enter into and perform its obligations under the Transaction Documents, and to issue the Shares and upon conversion of the Shares, to issue the Conversion Shares. The execution and delivery of the Transaction Documents, and the execution, issuance and delivery of the Shares and the Conversion Shares by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors or stockholders is required. Each of the Transaction Documents has been duly executed and delivered and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with it respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

(iii) The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby, including, without limitation, the issuance of the Shares and the Conversion Shares, do not and will not (i) result in a violation of the Company's Certificate of Incorporation or By-Laws or (ii) result in a violation of any U.S. federal or state law, rule or regulation applicable to the Company or by which any property or asset of the Company is bound or affected, except for such violations as would not, individually or in the aggregate, have a Material Adverse Effect.

(iv) The issuance of the Shares and the Conversion Shares in accordance with the Agreement will be exempt from registration under the Securities Act of 1933. When so issued, subject to sufficient reserved authorized shares of Common Stock, the Shares and the Conversion Shares will be duly and validly issued, fully paid and nonassessable, and free of any liens, encumbrances and preemptive or similar rights contained in the Company's Certificate of Incorporation or Bylaws or, to our knowledge, in any agreement to which the Company is party.

(v) The authorized capital stock of the Company consists of 225,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share.

(vi) No consent, approval, authorization, or order of any court or governmental authority or agency is required for the consummation by the Company of the transactions contemplated by the Agreement, except such as may be required by Regulation D promulgated by the Securities and Exchange Commission or state securities or "blue sky" laws.

                                   APPENDIX I


                             ABLE LABORATORIES, INC.
                         STOCK CERTIFICATE QUESTIONNAIRE

Pursuant to Section 3 of the Agreement, please provide us with the following information:

1. The exact name that your Shares are to be registered in (this is the name that will appear on your stock certificate(s)). You may use a nominee name if appropriate:

     ---------------------------------

2. The relationship between the Purchaser of the Shares and the Registered Holder listed in response to item 1 above:

     ---------------------------------

3. The mailing address of the Registered Holder listed in response to item 1 above:

     ---------------------------------

     ---------------------------------

     ---------------------------------

4. The Social Security Number or Tax Identification Number of the Registered Holder listed in response to item 1 above:

     ---------------------------------

                                   APPENDIX II


                             ABLE LABORATORIES, INC.

                      REGISTRATION STATEMENT QUESTIONNAIRE

     In connection with the preparation of the Registration Statement, please provide us with the following information:

     1. Pursuant to the "Selling Shareholder" section of the Registration Statement, please state your or your organization's address and name exactly as it should appear in the Registration Statement:

            -----------------------------------
            -----------------------------------
            -----------------------------------

     2. Please provide the number of Shares of Common Stock that you or your organization will own immediately after Closing, including those Shares purchased by you or your organization pursuant to this Purchase Agreement and those Shares of Common Stock purchased by you or your organization through other transactions:

            -----------------------------------
            -----------------------------------
            -----------------------------------

     3.     Have  you  or  your  organization  had any position, office or other
material  relationship  within  the past three (3)     years with the Company or
its  affiliates?  Please  circle  the  correct  answer.

     Yes          No

     If  yes,  please  indicate  the  nature  of  any  such relationships below:

            -----------------------------------
            -----------------------------------
            -----------------------------------

4. Does the plan of distribution in the draft form of Registration Statement provided to you reflect your current plan of distribution?

            Yes          No

     If  no,  please  attach  a  copy  of  your  current  plan  of distribution.

                                                       EXHIBIT D TO SCHEDULE 13D

                          REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement dated as of the 16th day of August, 2001 by and between Able Laboratories, Inc., a Delaware corporation (the "Company"),
                                                                      -------
and the Purchasers listed on the execution page of this Agreement (the "Purchasers").
 ----------

     WHEREAS, simultaneously with the execution and delivery of this Agreement, the Purchasers are purchasing from the Company, pursuant to the Stock Purchase Agreement dated the date hereof (the "Purchase Agreement"), shares of Series Q
                                        ------------------
Convertible Preferred Stock, $.01 par value per share, of the Company that are convertible into shares of Common Stock, $.01 par value per share, of the Company; and

     WHEREAS, the Company desires to grant to each Purchaser the registration rights set forth herein with respect to the Registrable Securities (as defined below).

     NOW  THEREFORE,  the  parties  agree  as  follows:

     1. DEFINITIONS. For all purposes of this Agreement, all of the words and expressions used herein which are not defined herein, but which are defined in the Purchase Agreement, shall have the same respective meanings herein as the meanings specified therein. As used in this Agreement:

          (a) the term "Business Day" shall mean any day other than Saturday, Sunday or a day on which banking institutions are not required to be open in The Commonwealth of Massachusetts.

          (b)  the  term  "Commission"  shall  mean  the Securities and Exchange
                           ----------
     Commission;

          (c)  the  term  "Common  Stock" shall mean the Common Stock, par value
                           ------  -----
     $0.01 per share, of the Company or any other security into which the Preferred Stock may, by its terms, be converted;

          (d)  the term "Exchange Act" shall mean the Securities Exchange Act of
                         -------- ---
     1934, as amended, or any federal statute or code which is a successor thereto;

          (e) the term "Form S-3" shall mean the form so designated, promulgated
                        ---- ---
     by the Commission for registration of securities under the Securities Act, and any forms succeeding to the functions of such form, whether or not bearing the same designation;

          (f)  the  term  "Holder"  shall  mean  any  Purchaser;
                           ------

          (g)  the  term  "Preferred  Stock"  shall  mean the shares of Series Q
                           ---------  -----
     Convertible Preferred Stock, par value $0.01 per share, of the Company issued to the original Purchasers pursuant to the Purchase Agreement;

          (h)  the terms "register", "registered" and "registration" shall refer
                          --------    ----------       ------------
     to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering by the Commission of effectiveness of such registration statement;

          (i)  the  term  "Registrable  Securities" shall mean, in relation to a
                           -----------  ----------
     Holder at any particular time: (i) all shares of Common Stock issuable upon conversion of the Preferred Stock held of record by the Holder at such time; (ii) all shares of Common Stock held of record at such time by the Holder as a result of such conversion or exercise; and (iii) shall not include any other shares of capital stock of the Company without the consent of the Holder; provided, however, that with respect to any particular Registrable Security, such security shall cease to be a Registrable Security when, as of the date of determination, (A) it has been effectively registered under the Securities Act and disposed of pursuant thereto, (B) registration under the Securities Act is no longer required for the immediate public distribution within a 90-day period of such security together with all other Registrable Securities held by the Holder pursuant to the provisions of Rule 144 thereunder, or (C) it has ceased to be outstanding;

          (j) the term "Registration Expenses" shall mean all expenses inci-dent
                        ---------------------
     to the Company's performance of or compliance with Section 4 and 5, including, without limitation, all registration, filing, listing, and NASD fees, all fees and ex-penses of complying with securities or blue sky laws, all word processing, du-pli-cating, printing and engraving expenses, messenger and deliv-ery expenses, the fees and dis-bursements of counsel for the Company and of its independent public accountants, in-cluding the expenses of any audits or comfort letters re-quired by or incident to such per-formance and compli-ance, the fees and disbursements of a single counsel re-tained by the Holder or Holders of more than 50.1% of the Registrable Securities, not to exceed $5,000, premiums and other costs of policies of in-surance against liabil-ities arising out of the public offering of the Registrable Securities being regis-tered, and any fees and disbursements of un-der-writers cus-tomarily paid by issuers or sellers of sec-urities, but exclud-ing underwriting discounts and com-missions and transfer taxes, if any.

          (k)  the  term  "Registration  Statement"  shall mean the registration
                           -----------------------
     statement  and  any  additional  registration  statements  contemplated  by
     Section 4, including (in each case) the prospectus, amendments and supplements to such registration statement or prospectus, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

          (l)  the  term "Rule 144" shall mean Rule 144 issued by the Commission
                          ---- ---
     under the Securities Act, or any subsequent rule pertaining to the disposition of securities without registration; and

          (m)  the  term "Securities Act" shall mean the Securities Act of 1933,
                          ---------- ---
     as  amended,  or  any federal statute or code which is a successor thereto.

     2. CONVERSION SHARES. Each Holder shall, for all purposes of this Agreement, unless the context shall otherwise require, be deemed to hold, at any particular time, all shares of Common Stock issued or issuable upon conversion of the Preferred Stock held of record by the Holder at such time.

     3. RESTRICTION ON TRANSFER. Each Holder acknowledges and understands that prior to the registration of the Registrable Securities as provided herein, the Registrable Securities are "restricted securities" as defined in Rule 144 and that no disposition or transfer of the Registrable Securities may be made by the Holder in the absence of (i) an opinion of counsel to the Holder that such transfer may be made without registration under the Securities Act (which shall be reasonably acceptable to the Company), or (ii) such registration.

     4. REGISTRATION ON FORM S-3.The Company will, as soon as practical, but in no event later than 180 days following the date hereof (the "Registration Period"), prepare and file with the Commission a Registration Statement on Form S-3 to permit a public offering and resale of the Registrable Securities under the Securities Act on a continuous basis under Rule 415. Subject to receipt of necessary information from the Holders, the Company will use commercially reasonable efforts to cause the Registration Statement to be declared effective by the Commission within the Registration Period. To the extent not unlawful, the Company will pay all Registration Expenses of each registration of Registrable Securities pursuant to this Section 3. The number of shares of Common Stock designated in the Registration Statement to be registered shall be equal to the number of shares of Common Stock issuable upon conversion of the Preferred Stock. If at the time the Company files the Registration Statement the maximum number of shares of Common Stock issuable upon conversion of the Preferred Stock is not yet determinable pursuant to the conversion provisions of the Preferred Stock, the Company agrees that it will register a reasonable estimate of the number of shares of Common Stock issuable upon conversion of the Preferred Stock The Company agrees that it will file such amendments and/or supplements to the Registration Statement, and also agrees to file such additional Registration Statements, as is necessary in order to ensure that at all times at least 100% of the number of shares of Common Stock issuable upon conversion of the Preferred Stock are included in a Registration Statement.

     5. REGISTRATION PROCEDURES.The Company will use commercially reasonable efforts in good faith to effect promptly the registration of the Registrable Securities under the Securities Act and to permit the public offering and resale of the Registrable Securities in accordance with the intended method of disposition thereof, and, in connection therewith, the Company, as expeditiously as shall be reasonably possible, will:

          (a) prepare and file with the Commission a Registration Statement with respect to the Registrable Securities, and thereafter use its commercially reasonable efforts to cause such registration statement to become and remain effective until the date that is two years after the date such Registration Statement is declared effective by the Commission or such earlier date when all Registrable Securities covered by such Registration Statement have been sold (the "Effectiveness Period"); provided, however, that before filing such Registration Statement or any amendments thereto, the Company will furnish to the Holders and their counsel copies of all such documents proposed to be filed.

          (b) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus included in such Registration Statement as may be necessary or advisable to comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement or as may be necessary to keep such Registration Statement effective and current during the Effectiveness Period;

          (c) prepare and file with the Commission additional Registration Statements if the number of Registrable Securities at any time exceeds 100% of the number of shares of Common Stock then registered in a Registration Statement within 30 days of such occurrence.

          (d) furnish to each seller of Registrable Securities such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such Registration Statement (including each preliminary prospectus) in conformity with the requirements of the Securities Act, and such other documents as any such seller may reasonably request in order to facilitate the disposition of the Registrable Securities held by such seller;

          (e) enter into such customary agreements and take all such other customary actions in connection therewith in order to expedite or facilitate the disposition of the Registrable Securities;

          (f) use its commercially reasonable efforts to register and qualify the Registrable Securities covered by such registration statement under such securities or Blue Sky laws of such jurisdictions as any seller shall reasonably request and do any and all such other acts and things as may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities held by such seller; provided, however that the Company shall not be required in connection therewith to qualify to do business or file a general consent to service of process in any such jurisdiction;

          (g) notify each seller of Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing and use its reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

          (h) use reasonable efforts to cause all Registrable Securities to be listed on such securities exchange on which similar securities of the

     Company are then listed and to be qualified for trading on each system on which the securities issued by the Company are from time to time qualified.

     Notwithstanding the foregoing, if at any time or from time to time after the date of effectiveness of the Registration Statement, the Company notifies the Holders in writing of the existence of a Potential Material Event, the Holders shall not offer or sell any Registrable Securities, or engage in any other transaction involving or relating to the Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until such Holders receive written notice from the Company that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event; provided, however, that the Company may not so suspend the right of such Holders of Registrable Securities for more than two twenty (20) Business Day periods in the aggregate during any period of 12 consecutive months, during the periods the Registration Statement is required to be in effect ("Permitted Suspension Period") and; provided, further, that the
                  ---------------------------
Effectiveness  Period  shall  be  extended  by  any Permitted Suspension Period;

     "Potential  Material  Event"  shall  mean  any  of  the  following: (i) the
      --------------------------
possession by the Company of material information not ripe for disclosure in a Registration Statement, which shall be evidenced by determination in good faith by the Board of Directors of the Company that disclosure of such information in the Registration Statement would be detrimental to the business and affairs of the Company; or (ii) any material engagement or activity by the Company that would, in the good faith determination of the Board of Directors of the Company, be adversely affected by disclosure in a Registration Statement at such time, which determination shall be accompanied by a good faith determination by the Board of Directors of the Company that the registration statement would be materially misleading absent the inclusion of such information.

     6.   COOPERATION  BY  PROSPECTIVE  SELLERS,  ETC.

          (a) The Holders will furnish to the Company in writing such information as the Company may reasonably require from the Holders or as required by the Commission, and otherwise reasonably cooperate with the Company in connection with any Registration Statement with respect to such Registrable Securities.

          (b) The Holders of Registrable Securities included in any Registration Statement will not (until further notice) effect sales thereof after receipt of telegraphic or written notice from the Company to suspend sales to permit the Company to correct or update such Registration Statement or prospectus.

          (c) Each Holder agrees that it will deliver a prospectus in accordance with the provisions of the Securities Act and all applicable rules of the Commission in connection with each sale and will notify the Company when it has sold all of its Registrable Securities.

     7.   INDEMNIFICATION.

          (a)  Indemnification  by  the  Company. The Company will indemnify the
               ---------------  --  ---  -------
     Holders, the officers, directors, and partners of each such Holder, and each person who controls any thereof (within the meaning of the Securities
     Act), against any and all claims, losses, damages, and liabilities (or actions in respect thereof), joint or several, to which such Holder or any such officer, director, partner, or controlling persons may become subject under the Securities Act or otherwise arising out of or based on any untrue statement (or alleged untrue statement) of any material fact contained in any Registration Statement, prospectus, offering circular, or other document, or any amendment or supplement thereto, incident to any registration, qualification, or compliance (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein any material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to any action or inaction required of the Company in connection with any such registration, qualification, or compliance, and the Company will reimburse each such Holder, officer, director, partner, and controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action; provided, however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage, or liability arises out of or is based on any untrue statement or omission based upon written information furnished to the Company in an instrument duly executed by such Holder, officer, director, partner, or controlling person and stated to be exclusively and specifically for use therein. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder, officer, director, partner, or controlling person.

          (b)  Indemnification  by  the  Holders. Each Holder will indemnify the
               ---------------  --  ---  -------
     Company, its officers and directors, and each person, if any, who controls any thereof (within the meaning of the Securities Act) and, if required by the underwriter effecting the related registration, such underwriter, and their respective successors in title and assigns against any and all claims, losses, damages, and liabilities (or actions in respect thereof) with respect to any untrue statement (or alleged untrue statement) of any material fact contained in any Registration Statement, prospectus, offering circular, or other document incident to any registration, qualification or compliance (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein any material fact required to be stated therein or necessary to make the statement therein not misleading, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such Holder specifically stating that it is for use in the preparation of such Registration Statement, prospectus, offering circular, or other document; and each Holder will reimburse the Company and each other person indemnified pursuant to this paragraph (b) for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that such Holder's liability under such indemnification shall be limited to the net sales proceeds actually received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement, prospectus, offering circular, or other document.

          (c)  Indemnification  Proceedings.  Each  party  entitled  to
               ---------------  -----------
     indemnification  pursuant to this Section 6 (the "indemnified party") shall
                                                       ----------- -----
     give notice to the party required to provide indemnification pursuant to this Section 6 (the "indemnifying party") promptly after such indemnified
                            ------------ -----
     party acquires actual knowledge of any claim as to which indemnity may be sought, and shall permit the indemnifying party (at its expense) to assume the defense of any claim or any litigation resulting therefrom; provided that counsel for the indemnifying party, who shall conduct the defense of such claim or litigation, shall be reasonably acceptable to the indemnified party, and the indemnified party may participate in such defense at such party's expense; and provided, further, that the failure by any indemnified party to give notice as provided in this paragraph (c) shall not relieve
                                                 -------------
     the  indemnifying  party  of its obligations under this Section 6 except to
                                                             ---------
     the extent that the indemnifying party is damaged as a result of the failure to give notice. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. The reimbursement required by this Section 6 shall be made by periodic payments during the
                         ---------
     course of the investigation or defense, as and when bills are received or expense, loss, damage, or liability is incurred.

     8. RULE 144 REQUIREMENTS. The Company will make publicly available and available to the Holders of Registrable Securities, pursuant to Rule 144 of the Commission under the Securities Act, such information as shall be necessary to enable the Holders of Registrable Securities to make sales of Registrable
Securities pursuant to such rule. The Company will furnish to any Holder of Registrable Securities, upon request made by such Holder at any time, a written statement signed by the Company, addressed to such Holder, describing briefly the action the Company has taken or proposes to take to comply with the current public information requirements of Rule 144. The Company will, at the request of any Holder of Registrable Securities, upon receipt from such Holder of a certificate certifying (i) that such Holder has held such Registrable Securities for a period of not less than one (1) year, (ii) that such Holder has not been an affiliate (as defined in Rule 144) of the Company for more than the ninety
(90) preceding days, and (iii) as to such other matters as may be appropriate in accordance with such rule, remove from the stock certificates representing such Registrable Securities that portion of any restrictive legend which relates to the registration provisions of the Securities Act,provided, however, in the event that Foley, Hoag & Eliot LLP is no longer counsel to Company, counsel to Holder may provide such instructions to the transfer agent regarding the removal of the restrictive legend.

     9.   MISCELLANEOUS.

          (a)  No  Inconsistent  Agreements.  The  Company will not, at any time
               --  ------------  ----------
     after the date of the Purchase Agreement, enter into any agreement or contract (whether written or oral) with respect to any of its securities that prevents the Company from complying in any respect with the registration rights granted by the Company to the Holders of Registrable Securities pursuant to this Agreement.

          (b)  Amendments  and  Waivers.  The  provisions  of  this  Agreement,
               ----------  ---  -------
     including  the  provisions  of  this  paragraph  (b),  may  not be amended,
                                           --------------
     modified, or supplemented, and any waiver or consent to or any departure from any of the provisions of this Agreement may not be given and shall not become or be effective, unless and until (in each case) the Company shall have received the prior written consent of the Holders of a majority of the Registrable Securities for any such amendment, modification, supplement, waiver, or consent.

          (c) Permitted Transferees. All of the agreements contained in, and all
              ---------------------
     of the rights granted by the Company pursuant to this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, and assigns. In addition, whether or not an express assignment shall have been made, the provisions of this Agreement that are for the benefit of the parties hereto other than the Company shall also benefit of and be enforceable by any subsequent holder of any Registrable Securities, provided, that the transfer Registrable Secutities to such subsequent holder shall have been made in accordance with applicable laws and regulations and all applicable provisions of the Purchase Agreement.

          (d) Notices. All notices, requests, consents, and other communications
              -------
     under this Agreement shall be in writing and shall be delivered by hand, sent via overnight courier, sent by facsimile, or mailed by first class certified or registered mail, return receipt requested, postage prepaid:

          if  to  the  Company,  to:

               Able  Laboratories,  Inc.
               200 Highland Avenue, Suite 301
               Needham,  MA  02494
               Attn:  President

          with  a  copy  to:

               Foley,  Hoag  &  Eliot  LLP
               One  Post  Office  Square
               Boston,  MA  02109
               Attn: David A. Broadwin, Esq.

     or to such other person at such other place as the Company shall designate to the Holders in writing; and if to the Holders, at its address as set forth in Exhibit A to the Purchase Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

     Notices  provided  in  accordance  with  this  Section 9(d) shall be deemed
                                                    ------------
     delivered (i) upon personal delivery with signature required, (ii) one Business Day after they have been sent to the recipient by reputable overnight courier service (charges prepaid and signature required) (iii) upon confirmation, answer back received, of successful transmission of a facsimile message containing such notice if sent between 9 a.m. and 5 p.m., local time of the recipient, on any Business Day, and as of 9 a.m. local time of the recipient on the next Business Day if sent at any other time, or (iv) three Business Days after deposit in the mail.

          (e)  Counterparts.  This  Agreement  may  be  executed  in two or more
               ------------
     counterparts, each of which shall constitute an original, but both of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

          (f)  Term.  The  agreements of the Company contained in this Agreement
               ----
     shall continue in full force and effect so long as any Holder holds any Registrable Securities.

          (g)  Severability. In the event that any one or more of the provisions
               ------------
     contained herein, or the application thereof in any circumstance, is held invalid, illegal, or unenforceable, the validity, legality, and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

          (h)  Remedies.  The  parties  agree that monetary damages would not be
               --------
     adequate compensation for any loss incurred by reason of a breach and hereby agrees to waive the defense in any action for specific performance of such an obligation that a remedy at law would be adequate.

          (i)  Governing Law. The provisions of this Agreement shall be governed
               --------- ---
     by and construed in accordance with the laws (other than the choice-of-law rules) of the State of Delaware.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written by their duly authorized representatives shown below:

                              ABLE  LABORATORIES,  INC.

                              By:
                                 -------------------------------------------
                              Name:
                                   -----------------------------------------
                              Title:
                                    ----------------------------------------

                              PURCHASERS

                              CORPORATE  OPPORTUNITIES  FUND,  L.P.

                              By:   SMM Management, LLC, its general partner

                                    By:
                                       -------------------------------------
                                       James  C.  Gale,  Manager

                              CORPORATE OPPORTUNITIES FUND (INSTITUTIONAL), L.P.

                              By:   SMM Management, LLC, its general partner

                                    By:
                                       -------------------------------------
                                       James  C.  Gale,  Manager

                              SANDERS  OPPORTUNITY  FUND,  L.P.
                              By:   SOF Management, LLC, its general partner

                                    By:
                                       -------------------------------------
                                       Don  A.  Sanders,  Manager

                              SANDERS OPPORTUNITY FUND (INSTITUTIONAL), L.P.

                              By:   SOF Management, LLC, its general partner

                                    By:
                                       -------------------------------------
                                       Don  A.  Sanders,  Manager

                              ----------------------------------------------
                              JAMES  C.  GALE

                              ----------------------------------------------
                              ROBERT  ADAMS

                              ----------------------------------------------
                              PERRY  H.  BACON

                              ----------------------------------------------
                              JOHN  KAPOOR

                              ----------------------------------------------
                              MICHAEL  GIRONTA

                              ----------------------------------------------
                              ROBERT  SABLOWSKY

                              ----------------------------------------------
                              HOWARD  SILVERMAN

                              ----------------------------------------------
                              KRIS  OLSON

                              ----------------------------------------------
                              MICHAEL  PISANI

                              ----------------------------------------------
                              LIONEL  G.  HEST

                              ----------------------------------------------
                              CHARLES  GREENBERG

                              ----------------------------------------------
                              BARRY  RICHTER

                              ----------------------------------------------
                              DHANANJAY  G.  WADEKAR  TRUST
                              By:  Henry  W.  Comstock,  Jr.,  Trustee

                              ----------------------------------------------
                              NEETA  D.  WADEKAR  TRUST
                              By:  Henry  W.  Comstock,  Jr.,  Trustee

                              ----------------------------------------------
                              CATHERINE  M.  FROST

                              ----------------------------------------------
                              C.  ROBERT  CUSICK

                              ----------------------------------------------
                              HARRY  SILVERMAN

                              ----------------------------------------------
                              ROBERT  CAWTHORN

                              ----------------------------------------------
                              CHARLES  KOELSCH

                              ----------------------------------------------
                              SKEKHAR  G.  WADEKAR

                              ----------------------------------------------
                              VARSHA  BHIDE

                              ----------------------------------------------
                              GUARI  TADVALKAR

                              ----------------------------------------------
                              RAVINDRA  TADVALKAR

                              ----------------------------------------------
                              DAVID  IVEY

                              THE  CAROMOR  TRUST

                              By:
                                 -------------------------------------------
                                 John  Izard,  Jr.
                                 Trustee

                              ----------------------------------------------
                              DWIGHT  NIX

                              ----------------------------------------------
                              BRUCE  C.  WARWICK

                              ----------------------------------------------
                              RAMESH  AKELLA

                              ----------------------------------------------
                              JERRY  TREPPLE

                              ----------------------------------------------
                              MARIA  PHILLIPS

                              ----------------------------------------------
                              TIM  CHIANG

                              ----------------------------------------------
                              PAUL  DONOFRIO

                              ----------------------------------------------
                              BRIAN  BRILLE

                              ----------------------------------------------
                              HANDEL  EVANS

                              ----------------------------------------------
                              SHASHI  SHAH

                              ----------------------------------------------
                              KAMLESH  HARIBHAKTI

                              ----------------------------------------------
                              SHALESH  DAFTARI

                              ----------------------------------------------
                              JAMES  KLINT

                              ----------------------------------------------
                              MR.  S.  R.  KULKARNI

                              ----------------------------------------------
                              MRS.  INDU  KALE

                              ----------------------------------------------
                              RASHMI  TADVALKAR  TRUST
                              By:  Henry W. Comstock, Jr., Trustee

                              ----------------------------------------------
                              NAME:
                                   -----------------------------------------